Exhibit 99.4

WWW.GOV.BC.CA/FIN

BUDGET
2024

# Taking Action For You

**FALL 2024 ECONOMIC & FISCAL UPDATE**

BRITISH COLUMBIA

StrongerBC
*for everyone*

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Fall 2024 Economic

&

Fiscal Update

2024/25 Economic outlook and

Financial Forecast

&

Six Month Financial Results
April - September 2024

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Fall 2024 Economic & Fiscal Update December 17, 2024	TABLE OF CONTENTS

Part One — Updated Financial Forecast

Introduction		3
Revenue		5
Expense		8
Consolidated Revenue Fund (CRF) Spending		8
Service Delivery Agency Spending		9
Full-Time Equivalents for the BC Public Service		9
Provincial Capital Spending		10
Projects Over $50 Million		11
Provincial Debt		13
Risks to the Fiscal Forecast		14
Supplementary Schedules		17
Tables:
1.1	Forecast Update	3
1.2	Financial Forecast Changes	4
1.3	Comparison of Major Factors Underlying Revenue	6
1.4	Capital Spending Update	10
1.5	Provincial Debt Update	13
1.6	Operating Statement	17
1.7	Revenue by Source	18
1.8	Expense by Ministry, Program and Agency	19
1.9	Expense by Function	20
1.10	Capital Spending	21
1.11	Capital Expenditure Projects Greater Than $50 million	22
1.12	Provincial Debt	28
1.13	Statement of Financial Position	29
1.14	Material Assumptions – Revenue	30
1.15	Material Assumptions – Expense	35
1.16	Full-Time Equivalents (FTEs)	38

Fall 2024 Economic & Fiscal Update	i

Table of contents

Part Two — Economic Review and Outlook

Summary		39
British Columbia Economic Activity and Outlook		40
Labour Market		41
Demographics		42
Consumer Spending and Inflation		43
Housing		45
Business and Government		48
External Trade and Commodity Markets		48
Risks to the Economic Outlook		50
External Outlook		50
United States		51
Canada		54
Asia		56
Europe		57
Financial Markets		58
Interest Rates		58
Exchange Rate		59

Tables:
2.1	British Columbia Economic Indicators	40
2.2	U.S. Real GDP Forecast: Consensus versus B.C. Ministry of Finance	52
2.3	Canadian Real GDP Forecast: Consensus versus B.C. Ministry of Finance	55
2.4	Private Sector Canadian Interest Rate Forecasts	59
2.5	Private Sector Exchange Rate Forecasts	60
2.6.1	Gross Domestic Product (GDP): British Columbia	61
2.6.2	Selected Nominal Income and Other Indicators: British Columbia	62
2.6.3	Labour Market Indicators: British Columbia	62
2.6.4	Major Economic Assumptions	63
Topic Box:
Provincial Economic Accounts Update		65

ii	Fall 2024 Economic & Fiscal Update

PART 1 | UPDATED FINANCIAL FORECAST

Introduction

Table 1.1 2024/25 Forecast Update

		First	Fall
	Budget	Quarterly	2024
($ millions)	2024	Report	Update
Revenue	81,523	81,770	81,448
Expense	(89,434)	(90,749)	(90,856)
Deficit	(7,911)	(8,979)	(9,408)
Capital Spending:
Taxpayer-supported capital spending	14,104	13,609	13,223
Self-supported capital spending	4,652	4,418	4,414
	18,756	18,027	17,637
Provincial Debt:
Taxpayer-supported debt	88,639	93,346	94,648
Self-supported debt	34,628	35,264	35,333
Total debt	123,267	128,610	129,981
Taxpayer-supported debt metrics:
Debt-to-GDP ratio	21.0%	22.0%	22.3%
Interest bite (cents per dollar of revenue)	3.8	4.2	4.3

The updated fiscal outlook for 2024/25 forecasts an operating deficit of $9.4 billion, $429 million higher than the projection in the First Quarterly Report. The higher deficit forecast is mainly due to decreases in most of government’s revenue streams including corporate income tax, sales tax, natural resource sector and federal government contributions for climate‑related events. The lower revenue is partly offset by improvements in the net income of commercial Crown corporations.

Expenses are forecasted to be higher than the projection in the First Quarterly Report by $107 million due to increased net spending in health authorities and other service delivery agencies and higher statutory spending partly offset by lower spending for wildfires due to favourable weather conditions.

Details of the revenue and expense forecast changes are shown in Table 1.2 and Chart 1.1.

Projected taxpayer-supported capital spending in 2024/25 is $13.2 billion, which is $386 million lower than the First Quarterly Report, mainly due to timing of projects in the post-secondary and transportation sectors. The self‑supported capital spending forecast is $4.4 billion, with minimal changes from the First Quarterly Report.

As a result of an increased deficit and changes in cash and other working capital balances, taxpayer‑supported debt at the end of 2024/25 is forecast at $94.6 billion, higher by $1.3 billion compared to the First Quarterly Report. The higher debt balance results in slightly higher debt metrics, with B.C.’s taxpayer‑supported debt‑to‑GDP ratio now forecast to be 22.3 per cent, and interest bite at 4.3 cents per dollar of revenue.

Fall 2024 Economic & Fiscal Update	| 3

Updated Financial Forecast

Table 1.2 2024/25 Financial Forecast Changes

	($ millions)
2024/25 deficit at Budget 2024 (February 22, 2024)	(7,911)		(7,911)
2024/25 deficit at the First Quarterly Report (September 10, 2024)		(8,979)

	Q1 Update	Fall 2024 Update	Total Changes
Revenue[1] changes:
Personal income tax – reflecting improved 2024 household income and the effects of the federal budget tax measures	480	33	513
Corporate income tax – changes in prior-year settlement payment, and decrease in advance instalments reflecting a lower federal outlook of 2024 national corporate taxable income	(638)	(391)	(1,029)
Provincial sales tax – weaker year-to-date sales activity	(54)	(146)	(200)
Property transfer tax – reflecting slightly higher-than-expected year-to-date sales results	25	-	25
Fuel tax – lower sales volume in most fuel types reflecting prior year and year-to-date results	(51)	-	(51)
Tobacco tax – reflecting lower prior year and year-to-date sales results	(40)	(20)	(60)
Employer health tax – higher prior year and year-to-date results and improved wages and salaries growth	159	-	159
Other taxation sources – mainly reflecting the impacts of the 2023/24 year-end and year-to-date results	96	(8)	88
Natural gas royalties – lower natural gas and byproduct prices as well as natural gas liquids royalties, partly offset by higher volumes, and decreased utilization of royalty and infrastructure programs and credits	(49)	(132)	(181)
Mining – changes in coal and copper prices, changes in the US dollar, higher mine operating and capital costs, partly offset by higher coal production	12	(20)	(8)
Electricity sales under the Columbia River Treaty – decrease in anticipated volume resulting from the new Agreement-in-Principle and lower Mid-C electricity prices, partly offset by a new annual cash payment for Flood Risk Management	(126)	(28)	(154)
Forests – mainly lower logging tax and changes in stumpage rates and lumber prices	(103)	(3)	(106)
Other natural resources – mainly lower water rental revenues, partly offset by higher petroleum royalties	(33)	(10)	(43)
Fees, licences, investment earnings and miscellaneous revenue:
Investment earnings – mainly reflecting interest income on higher cash balances	243	146	389
Other sources – mainly higher revenue from fees and miscellaneous sources	243	97	340
Canada health and social transfers – mainly higher B.C. share of the national population	23	46	69
Other federal government transfers – mainly lower funding in support of Disaster Financial Assistance Arrangements and higher recoveries reflecting additional Long Term Care funding and higher transfers to SUCH[2] sector entities	92	(278)	(186)
Commercial Crown corporation net income - mainly improvement in investment income of ICBC	(32)	392	360
Total revenue changes	247	(322)	(75)

Less: expense[1] increases (decreases):
Consolidated Revenue Fund changes:
Statutory spending:
Fire management costs	653	(118)	535
Other statutory spending	61	53	114
Refundable tax credits	9	33	42
Other expense changes – mainly higher interest costs	344	(6)	338
Spending funded by third party recoveries	(19)	50	31
Changes in spending profile of service delivery agencies:
School districts	98	-	98
Universities	49	86	135
Colleges and institutes	47	26	73
Health authorities and hospital societies	854	608	1,462
Other service delivery agencies[3]	(70)	(39)	(109)
(Increase) decrease in transfers to service delivery agencies - accounting elimination	(711)	(586)	(1,297)
Total expense changes	1,315	107	1,422
Total changes	(1,068)	(429)	(1,497)
2024/25 deficit at the First Quarterly Report	(8,979)
2024/25 deficit at the Fall 2024 Economic & Fiscal Update		(9,408)	(9,408)

1 Detailed descriptions of changes are provided in the revenue and expense sections of this report.

2 SUCH: school districts, universities, colleges and institutes, and health organizations.

3 Includes BC Transportation Financing Authority, BC Transit, BC Housing Management Commission, Community Living BC, and other entities.

4 |	Fall 2024 Economic & Fiscal Update

Updated Financial Forecast

Chart 1.1 2024/25 Deficit – Major Changes from the First Quarterly Report

Revenue

Revenue for 2024/25 is forecast to be $81.4 billion — $322 million lower than the projection in the First Quarterly Report. The forecast for taxation revenues has decreased by $532 million, reflecting weaker national corporate taxable income and year-to-date consumer spending. Revenues are also down mainly reflecting lower natural resource revenues and federal funding changes under the Disaster Financial Assistance Arrangements. These reductions are partly offset by an increase in net incomes from commercial Crowns, higher investment earnings and other revenue sources.

Detailed revenue projections are disclosed in Table 1.7, and key assumptions and sensitivities relating to revenue are provided in Table 1.14. An analysis on historical volatility of major economic drivers of revenue can be found in the 2024 British Columbia Financial and Economic Review (pages 17-18).

The major changes from the First Quarterly Report forecast include the following:

Income Tax Revenues

The personal income tax revenue forecast is up $33 million due to an improvement in 2024 household income and financial markets performance. The forecast reflects an increase in the prior year impact of $17 million and $16 million on-going 2024/25 base revenue.

Corporate income tax revenue is down $391 million reflecting a decrease of $487 million in advance instalment payments from the Federal government mainly reflecting weaker national corporate tax base in 2024. This is partly offset by an increase of $96 million in the prior year settlement payment.

Fall 2024 Economic & Fiscal Update	| 5

Updated Financial Forecast

Other Tax Revenues

Provincial sales tax revenue is down $146 million mainly reflecting lower year-to-date taxable sales.

Tobacco tax revenues are down $20 million due to the impact of lower year-to-date sales volumes.

Other taxation revenues are down $8 million due to lower carbon tax revenue, mainly reflecting year-to-date results and updated volumes relating to large industrial emitters.

Table 1.3 Comparison of Major Factors Underlying Revenue

Calendar Year	Fall 2024 Update			First Quarterly Report
Per cent growth unless otherwise indicated	2023	2024	2025	2023	2024	2025
Real GDP	2.4	0.9	1.9	1.5	1.0	2.0
Nominal GDP	3.6	3.4	4.3	3.7	3.5	4.3
Household income	9.5	6.0	4.2	7.8	5.9	4.4
Wages and salaries	7.5	6.9	4.6	7.2	6.8	4.9
Corporations net operating surplus	-23.4	-15.7	-0.5	-15.0	-14.9	-1.5
Employment	1.6	1.9	0.9	1.6	2.3	1.1
Consumer expenditures on durable goods	2.6	-0.1	3.9	0.3	1.2	1.7
Consumer expenditures on goods and services	5.7	5.0	4.5	5.3	5.3	4.7
Business investment	8.7	2.1	6.9	8.8	2.0	6.7
Residential investment	-6.1	2.2	9.1	1.2	3.5	8.0
Retail sales	-0.1	0.0	2.9	-0.1	1.0	2.5
Consumer Price Index	3.9	2.6	2.1	3.9	2.7	2.2
Residential sales value	-11.6	-0.3	16.2	-11.6	4.5	15.9
B.C. Housing starts	8.1	-10.3	6.9	8.1	-7.5	3.8
U.S. Housing starts	-8.5	-5.3	4.1	-8.5	-3.5	2.2
SPF 2x4 price ($US/thousand board feet)	$398	$400	$400	$398	$390	$400
Exchange rate (US cents/Canadian dollar)	74.1	73.5	73.8	74.1	73.0	73.5

Fiscal Year	2023/24	2024/25	2025/26	2023/24	2024/25	2025/26
Natural gas price ($Cdn/GJ at plant inlet)	$1.30	$0.52	$1.26	$1.30	$0.75	$1.85
Bonus bid average bid price per hectare ($)	$0	$200	$200	$0	$200	$200
Electricity price ($US/mega-watt hour, Mid-C)	$86	$71	$78	$86	$79	$88
Metallurgical coal price ($US/tonne, fob Australia)	$282	$256	$238	$282	$256	$234
Copper price ($US/lb)	$3.79	$4.33	$4.45	$3.79	$4.37	$4.37
Average stumpage rates ($Cdn/cubic metre)	$17.88	$16.28	$17.73	$17.88	$15.63	$17.67
Crown harvest volumes (million cubic metres)	32.1	32.0	32.0	32.1	32.0	32.0

Natural Resource Revenue

Revenue from natural gas royalties is down $132 million mainly due to lower natural gas and by-product prices as well as lower natural gas liquids royalties, partially offset by decreased utilization of royalty and infrastructure program credits. The forecast also includes increased revenue sharing payments to First Nations. The updated natural gas price forecast is $0.52 ($Cdn/gigajoule, plant inlet), down from the First Quarterly Report estimate ($0.75).

Revenue from coal, metals, minerals and other mining-related sources is down $20 million mainly due to lower copper and coal prices expected in the second half of 2024 as well as a weaker U.S. dollar.

6 |	Fall 2024 Economic & Fiscal Update

Updated Financial Forecast

Revenue from electricity sales under the Columbia River Treaty is down $28 million mainly due to lower Mid-Columbia electricity prices and a weaker U.S. dollar. Mid-Columbia electricity prices are forecast to be $70.82 ($US/mega-watt hours) in 2024/25, down from the First Quarterly Report estimate ($79.15).

Forest revenue is down $3 million mainly due to lower logging tax revenue, partially offset by higher stumpage revenue reflecting regular updates to the market pricing system and higher lumber prices. Harvest volumes of Crown land timber are forecast to be 32 million cubic metres, unchanged from the First Quarterly Report. Total stumpage rates are forecast to be $16.28 Cdn/cubic metre in 2024/25, up from the First Quarterly Report estimate ($15.63).

Revenue from other natural resources is down $10 million mainly due to decreased water rentals collected under the Water Sustainability Act reflecting reduced inflows to reservoirs due to near record low snowpack and drought conditions, partially offset by higher petroleum royalties reflecting higher production volumes.

Other Revenue

Other revenue consists of revenue from fees, licences, investment earnings and miscellaneous sources. These revenue sources are now expected to total $12.1 billion, an increase of $243 million from the First Quarterly Report. The updated forecast for fee revenues totals $5.5 billion, up $7 million mainly due to higher projections from health authorities, partly offset by lower fees collected by post-secondary institutions. The revised forecast for investment earnings is $1.8 billion, up $146 million mainly due to higher interest income on higher cash balances, as well as higher expected investment incomes for universities. The miscellaneous revenue outlook of $4.8 billion is up $90 million mainly due to increased projections from SUCH1 sector entities.

Federal Government Transfers

Federal government contributions are expected to be $14.3 billion, down $232 million.

Canada health and social transfers have increased by $46 million mainly due to an improved B.C. share of the national population. The changes to the estimates include $22 million final payment related to prior year and $24 million related to 2024/25.

Other federal government contributions are down $278 million mainly reflecting lower funding required in support of Disaster Financial Assistance Arrangements consistent with spending forecasts. Funding decreased $304 million reflecting refined cost estimates and projects reprofiled to future years. This is partially offset by higher transfers received by the SUCH sector entities.

Commercial Crown Corporation Net Income

The outlook for commercial Crown corporation net income is $3.7 billion, which is $392 million higher than the projection in the First Quarterly Report. The improved forecast is mainly due to $400 million higher net income results at ICBC due to improved investment income.

1 SUCH: School districts, universities, colleges and institutes, and health organizations.

Fall 2024 Economic & Fiscal Update	| 7

Updated Financial Forecast

Expense

The Fall 2024 Economic & Fiscal Update expense forecast for 2024/25 is $107 million higher than the First Quarterly Report mainly due to higher spending recovered from external revenues, higher net spending by service delivery agencies and other statutory spending partly offset by lower costs for wildfires.

Consolidated Revenue Fund (CRF) Spending

Total statutory spending is projected to be $32 million lower since the First Quarterly Report due to the following updates:

•	$118 million for lower fire management costs due to favourable weather conditions - the total spending forecast for the year is $768 million; offset by

•	$33 million higher refundable tax credits and

•	$53 million increase in various other statutory spending.

Other changes in CRF spending mainly reflects a $7 million reduction in debt servicing costs.

Contingencies

Budget 2024 includes a Contingencies Vote of $3.9 billion in 2024/25, with $3.5 billion allocated to General Programs and Climate & Emergency Response and $400 million for CleanBC initiatives. The Contingencies Vote helps fund unexpected costs that are difficult to forecast such as flood recovery, increased costs for government services, and emerging priorities. The forecast continues to assume these allocations will be fully spent and remains unchanged.

Spending Recovered from External Revenues

Expenses funded by third parties are forecast to increase by $50 million. This is mainly due to higher recoveries for natural gas royalty payments to First Nations, partly offset by lower interest expense recoveries from commercial Crown corporations.

The recovered spending changes are offset by an equal change in revenue and as a result have no net impact on government's financial results.

Operating Transfers to Service Delivery Agencies

Operating transfers to service delivery agencies are forecast to be $586 million higher than the First Quarterly Report mainly due to higher allocations to health organizations.

These additional transfers generally do not represent incremental government spending; they are reallocations of ministries’ existing budgets, during the year, to better reflect funding to service delivery agencies. These funding increases are related to spending forecast changes noted below.

8 |	Fall 2024 Economic & Fiscal Update

Updated Financial Forecast

Service Delivery Agency Spending

Service delivery agency expenses are forecast to increase by $681 million in 2024/25 compared to the First Quarterly Report.

•	Post-secondary sector expenses are forecast to increase by $112 million mainly due to in-year wage ratifications, including retroactive settlements, and higher operating costs.

•	The health authority and hospital society expense is forecast to increase by $608 million mainly due to higher salary and operating costs.

•	Other service delivery agency spending is forecast to be $39 million lower due to various updates across a number of agencies.

Detailed expense projections are in Table 1.8. Key spending assumptions and sensitivities are provided in Table 1.15.

Full-Time Equivalents for the BC Public Service

The projection of full-time equivalent (FTE) staff utilization for 2024/25 remains unchanged from the First Quarterly Report at 38,900 FTEs.

Fall 2024 Economic & Fiscal Update	| 9

Updated Financial Forecast

Provincial Capital Spending

Capital spending is projected to total $17.6 billion in 2024/25 — $390 million lower than the forecast in the First Quarterly Report (see Tables 1.4 and 1.10).

Taxpayer-supported capital spending is projected at $13.2 billion. The $386 million decrease since the First Quarterly Report is primarily due to changes in the timing of capital spending in the post-secondary and transportation sectors.

These changes do not represent a reduction in capital spending; rather the spending has been shifted to future years within the provincial capital plan.

At $4.4 billion, self-supported capital spending is $4 million lower than the  First Quarterly Report, primarily due to changes in the timing of Liquor Distribution Branch expenditures.

Table 1.4 2024/25 Capital Spending Update

	($ millions)
	Q1	Fall 2024	Total
	Update	Update	Changes
Taxpayer-supported capital spending at Budget 2024	14,104		14,104
Taxpayer-supported capital spending at the First Quarterly Report		13,609
Timing of school district spending	38	(40)	(2)
Lower post-secondary institution spending	(145)	(193)	(338)
Timing of health authority spending	(144)	9	(135)
Lower transportation sector spending	(328)	(116)	(444)
Higher social housing spending	35	44	79
Other net adjustments to capital schedules	49	(90)	(41)
Total taxpayer-supported changes	(495)	(386)	(881)

Taxpayer-supported capital spending - updated forecast	13,609	13,223	13,223

Self-supported capital spending at Budget 2024	4,652		4,652
Self-supported capital spending at the First Quarterly Report		4,418

Timing of BC Hydro spending	(233)	-	(233)
Timing of other spending	(1)	(4)	(5)

Total self-supported changes	(234)	(4)	(238)

Self-supported capital spending - updated forecast	4,418	4,414	4,414
2024/25 capital spending at the First Quarterly Report	18,027
2024/25 capital spending at the Fall 2024 Economic & Fiscal Update		17,637	17,637

10 |	Fall 2024 Economic & Fiscal Update

Updated Financial Forecast

Projects Over $50 Million

Capital spending on projects greater than $50 million is presented in Table 1.11.

The following projects have been added to the table since the First Quarterly Report:

•	The University of British Columbia – Canada’s Immuno-Engineering and Biomanufacturing Hub: Advanced Therapeutic Manufacturing Facility ($70 million);

•	Highway 1 Corridor – Tank Hill ($293 million);

•	BC Hydro – Various Sites – EV charging infrastructure implementation program ($73 million); and

•	BC Hydro – Ladore spillway seismic upgrade project ($373 million).

Since the First Quarterly Report, the following projects have been completed and are no longer listed in the table:

•	Grandview Heights Secondary School;

•	Peace Arch Hospital Renewal;

•	Highway 91 Alex Fraser Bridge Capacity Improvements; and

•	LNG Canada load interconnection project.

Changes for existing projects since the First Quarterly Report include:

•	Burnaby North Secondary project’s anticipated total cost increased from $108 million to $117 million to reflect revised project cost. Internal borrowing increased from $99 million to $108 million;

•	Simon Fraser University – Digital Research Infrastructure Refresh – CEDAR project’s anticipated total cost increased from $82 million to $86 million due to the purchase of additional computing equipment. Contributions from other sources increased from $16 million to $20 million;

•	British Columbia Institute of Technology – Student Housing project’s anticipated total cost increased from $142 million to $144 million to incorporate additional safety features. Contributions from other sources increased from $13 million to $15 million;

•	Okanagan College – Centre for Food, Wine and Tourism project’s year of completion was amended from 2026 to 2027 to align with the revised project schedule;

•	The University of British Columbia – Sauder School of Business Power House Expansion project’s anticipated total cost increased from $147 million to $151 million to reflect revised project scope. Contributions from other sources increased from $147 million to $151 million;

•	Burnaby Hospital Redevelopment – Phase 2 and BC Cancer Centre transferred project scope to Burnaby Hospital Redevelopment – Phase 1. As a result the anticipated total cost for Phase 2 decreased by $20 million and increased by $20 million for Phase 1;

•	Belleville Terminal Redevelopment project’s anticipated total cost increased from $304 million to $331 million to reflect revised project cost. Internal borrowing increased from $262 million to $289 million. Project’s year of completion was amended from 2027 to 2028 to align with revised project schedule;

•	Pattullo Bridge Replacement project’s anticipated total cost increased from $1.377 billion to $1.637 billion to reflect revised project cost. Internal borrowing increased from $1.377 billion to $1.637 billion;

Fall 2024 Economic & Fiscal Update	| 11

Updated Financial Forecast

•	Broadway Subway project’s anticipated total cost increased from $2.827 billion to $2.954 billion to reflect revised project cost. Internal borrowing increased from $1.830 billion to $1.957 billion;

•	BC Hydro – 5L063 Telkwa relocation project’s anticipated total cost of $53 million was reduced to $51 million due to lower site reclamation costs;

•	BC Hydro – Various Sites – NERC Critical Infrastructure Protection implementation project for cyber assets anticipated total cost increased from $58 million to $61 million for compliance with NERC requirements to physical security measures;

•	BC Hydro – Capilano substation upgrade project’s anticipated total cost of $79 million was reduced to $77 million as the contingency was not required;

•	BC Hydro – G.M. Shrum G1 to 10 control system upgrade project’s anticipated total cost from $75 million to $76 million to cover higher construction costs and deficiency work;

•	BC Hydro – Vancouver Island radio system project’s anticipated total cost of $53 million was increased to $58 million due to increased construction costs. Project’s year of completion was amended from 2024 to 2025 due to delays in completing telecom circuit cutover work caused by internal resource constraints; and

•	BC Hydro – Bridge River 1 replace units 1-4 generators/governors project’s year of completion was amended from 2030 to 2032 due to additional time required to complete the procurement of the replacement generators.

12 |	Fall 2024 Economic & Fiscal Update

Updated Financial Forecast

Provincial Debt

The provincial debt is projected to total $130.0 billion by the end of the fiscal year — $1.4 billion higher than the forecast in the First Quarterly Report. This increase is primarily due to a higher operating deficit and changes in cash and working capital balances.

Table 1.5 2024/25 Provincial Debt Update 1

	($ millions)
	Q1	Fall 2024	Total
	Update	Update	Changes
Taxpayer-supported debt forecast at Budget 2024	88,639		88,639
Taxpayer-supported debt at the First Quarterly Report		93,346
Changes:
Higher debt level from 2023/24	3,539	-	3,539
Changes in operating results	1,068	429	1,497
Non-cash items	78	(39)	39
Changes in cash balances [2]	(1,919)	365	(1,554)
Changes in other working capital balances [3]	2,436	933	3,369
Lower taxpayer-supported capital spending	(495)	(386)	(881)
Total taxpayer-supported changes	4,707	1,302	6,009
Taxpayer-supported debt - updated forecast	93,346	94,648	94,648

Self-supported debt forecast at Budget 2024	34,628		34,628
Self-supported debt at the First Quarterly Report		35,264
Changes:
Higher debt level from 2023/24	140	-	140
Lower capital spending	(234)	(4)	(238)
Changes in internal financing	730	73	803
Total self-supported changes	636	69	705
Self-supported debt - updated forecast	35,264	35,333	35,333
2024/25 provincial debt at the First Quarterly Report	128,610
2024/25 provincial debt at the Fall 2024 Economic & Fiscal Update		129,981	129,981

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts . Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	Reflects changes in cash balances at April 1, 2024 and includes all cash balances from the Consolidated Revenue Fund, School Districts, Universities, Colleges, Health Authorities, Hospital Societies and other taxpayer-supported agencies.
[3]	Changes in other working capital balances include changes in accounts receivables, accounts payable, accrued liabilities, deferred revenue, investments, restricted assets and other assets.

Taxpayer-supported debt is forecast to be $94.6 billion at the end of 2024/25, $1.3 billion higher than the forecast in the First Quarterly Report. This higher debt level reflects an increase to the operating deficit of $429 million, and changes in cash and other working capital balances of $1.3 billion, partly offset by lower capital spending of $386 million.

The higher debt forecast has resulted in a 0.3 percentage point increase in the taxpayer-supported debt-to-GDP ratio since the First Quarterly Report; it is now forecast to end the year at 22.3 per cent.

Self-supported debt is forecast to be $35.3 billion at the end of 2024/25, with minimal changes from the First Quarterly Report.

While B.C.'s taxpayer-supported debt is expected to increase by $19.2 billion over the year, the Province is able to borrow at relatively low interest rates, with debt affordability remaining at levels that are lower than they have been historically. The Province's taxpayer-supported interest bite is forecast at 4.3 cents per dollar of revenue, as shown on Chart 1.2 below.

Fall 2024 Economic & Fiscal Update	| 13

Updated Financial Forecast

Chart 1.2 Debt Affordability

Interest Bite for Taxpayer-Supported Debt

(cents per dollar of revenue) 1

1 The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.

Further details on provincial debt are shown in Table 1.12.

Total provincial debt is presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking fund investments and unamortized discounts, excludes accrued interest and foreign exchange adjustments and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province. The reconciliation between provincial debt and the financial statement debt is shown in Table 1.13.

Risks to the Fiscal Forecast

The main risks to B.C.’s economic and fiscal forecast include persistent price pressures leading to higher than anticipated interest rates for longer, as well as weaker global demand. Other risks include climate change impacts, housing affordability, volatility in commodity and financial markets, and the evolution of international geopolitical conflicts.

Personal and corporate income tax assessments take over one year to finalize. This data lag can cause volatility in revenue projections. Property transfer tax and provincial sales tax revenues are impacted by the number of residential transactions, average home sale prices and the amount of taxable purchases of goods and services. Natural resource revenues are affected by international commodity prices, and the health of B.C.’s major trading partners. These and other factors affecting own source revenues are a source of risk and may result in changes to the current forecast.

The spending forecast contained in the fiscal plan is based on ministry and service delivery agency plans. Risks include changes in planning assumptions such as demand for government services in the health care, education, and community social services sectors, as well as costs associated with fighting forests fires and responding to floods and other natural disasters.

14 |	Fall 2024 Economic & Fiscal Update

Updated Financial Forecast

Capital spending may be influenced by several factors including the cost of construction materials, design development, procurement activity, weather, geotechnical conditions and interest rates. Risks associated with operating results and capital spending could also affect debt levels.

As a result of these uncertainties, the actual operating result, capital spending and debt figures may differ from the current forecast. Government will update the fiscal outlook in the third quarterly report.

The potential fiscal impacts from these risks may be partly offset by assuming lower growth assumptions than the private sector for B.C.’s major trading partners and the $3.9 billion Contingencies Vote allocation.

Fall 2024 Economic & Fiscal Update	| 15

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Updated Financial Forecast

Supplementary Schedules

The following tables provide the financial results for the six months ended September 30, 2024 and the 2024/25 full-year forecast.

Table 1.6 2024/25 Operating Statement

	Year-to-Date to September 30				Full Year
	2024/25			Actual	2024/25			Actual
($ millions)	Budget	Actual	Variance	2023/24 [1]	Budget	Forecast	Variance	2023/24
Revenue	40,342	41,184	842	38,522	81,523	81,448	(75)	79,623
Expense	(41,163)	(42,581)	(1,418)	(37,887)	(89,434)	(90,856)	(1,422)	(84,658)
Surplus (deficit)	(821)	(1,397)	(576)	635	(7,911)	(9,408)	(1,497)	(5,035)
Accumulated surplus (deficit) beginning of the year before remeasurement gains (losses)	(3,175)	(1,213)	1,962	3,822	(3,175)	(1,213)	1,962	3,822
Accumulated surplus (deficit) before remeasurement gains (losses)	(3,996)	(2,610)	1,386	4,457	(11,086)	(10,621)	465	(1,213)
Effect of remeasurement gains (losses)	(36)	(767)	(731)	(401)	(36)	(408)	(372)	(408)
Accumulated surplus (deficit) end of period	(4,032)	(3,377)	655	4,056	(11,122)	(11,029)	93	(1,621)

1 Restated to reflect government's current accounting policies as at September 30, 2024.

Fall 2024 Economic & Fiscal Update	| 17

Updated Financial Forecast

Table 1.7 2024/25 Revenue by Source

	Year-to-Date to September 30				Full Year
	2024/25			Actual	2024/25			Actual
($ millions)	Budget	Actual	Variance	2023/24 [1]	Budget	Forecast	Variance	2023/24
Taxation
Personal income	8,212	8,291	79	7,628	16,638	17,151	513	16,443
Corporate income	5,217	4,966	(251)	4,482	8,236	7,207	(1,029)	6,085
Employer health	1,407	1,569	162	1,375	2,803	2,962	159	2,886
Sales [2]	5,521	5,397	(124)	5,354	10,762	10,562	(200)	10,330
Fuel	533	518	(15)	513	1,020	969	(51)	982
Carbon	1,223	1,172	(51)	1,211	2,565	2,558	(7)	2,642
Tobacco	283	242	(41)	300	510	450	(60)	477
Property	1,866	1,898	32	1,773	3,779	3,849	70	3,605
Property transfer	1,116	1,135	19	1,206	2,055	2,080	25	1,993
Insurance premium and other	419	431	12	404	846	871	25	853
	25,797	25,619	(178)	24,246	49,214	48,659	(555)	46,296
Natural resource
Natural gas royalties	357	273	(84)	377	754	573	(181)	823
Forests	286	251	(35)	327	689	583	(106)	657
Other natural resource revenues [3]	866	723	(143)	816	1,707	1,502	(205)	1,663
	1,509	1,247	(262)	1,520	3,150	2,658	(492)	3,143
Other revenue
Post-secondary education fees	1,136	1,158	22	1,098	2,937	2,877	(60)	2,840
Other fees and licenses [4]	1,134	1,254	120	1,162	2,531	2,631	100	2,427
Investment earnings	770	1,175	405	890	1,424	1,813	389	1,718
Miscellaneous [5]	2,103	2,456	353	2,341	4,508	4,808	300	4,988
	5,143	6,043	900	5,491	11,400	12,129	729	11,973

Contributions from the federal government
Health and social transfers	4,737	4,743	6	4,760	9,475	9,544	69	9,390
Other federal government contributions [6]	1,792	1,526	(266)	1,052	4,971	4,785	(186)	4,344
	6,529	6,269	(260)	5,812	14,446	14,329	(117)	13,734

Commercial Crown corporation net income
BC Hydro	148	114	(34)	68	712	712	-	323
Liquor Distribution Branch	576	580	4	612	1,090	1,076	(14)	1,148
BC Lottery Corporation [7]	624	644	20	682	1,323	1,323	-	1,429
ICBC	(79)	574	653	(12)	-	400	400	1,399
Other [8]	95	94	(1)	103	188	162	(26)	178
	1,364	2,006	642	1,453	3,313	3,673	360	4,477
Total revenue	40,342	41,184	842	38,522	81,523	81,448	(75)	79,623

[1]	Restated to reflect government's current accounting policies.
[2]	Includes provincial sales tax and HST/PST housing transition tax related to prior years.
[3]	Columbia River Treaty, other energy and minerals, water rental and other resources.
[4]	Healthcare-related, motor vehicle, and other fees.
[5]	Includes reimbursements for health care and other services provided to external agencies, and other recoveries.
[6]	Includes contributions for health, education, community development, housing and social service programs, and transportation projects.
[7]	Net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.).
[8]	Includes Columbia Power Corporation, BC Railway Company, Columbia Basin power projects, and post-secondary institutions' self-supported subsidiaries.

18 |	Fall 2024 Economic & Fiscal Update

Updated Financial Forecast

Table 1.8 2024/25 Expense by Ministry, Program and Agency 1

	Year-to-Date to September 30				Full Year
	2024/25			Actual	2024/25			Actual
($ millions)	Budget	Actual	Variance	2023/24 [1]	Budget	Forecast	Variance	2023/24
Office of the Premier	8	8	-	7	17	17	-	16
Agriculture and Food	51	139	88	56	130	209	79	259
Attorney General	407	471	64	394	877	877	-	1,069
Children and Family Development	1,218	1,198	(20)	1,071	2,121	2,121	-	2,152
Citizens' Services	352	397	45	357	705	705	-	733
Education and Child Care	4,983	4,921	(62)	4,677	9,615	9,615	-	9,172
Emergency Management and Climate Readiness	47	74	27	65	116	116	-	593
Energy, Mines and Low Carbon Innovation	49	56	7	104	141	152	11	358
Environment and Climate Change Strategy	121	183	62	224	244	248	4	785
Finance	811	493	(318)	813	1,670	1,690	20	3,153
Forests	452	847	395	942	851	1,386	535	1,750
Health	15,974	16,185	211	14,328	32,857	32,857	-	30,504
Housing	525	552	27	438	1,046	1,046	-	915
Indigenous Relations and Reconciliation	63	223	160	95	160	160	-	361
Jobs, Economic Development and Innovation	51	94	43	50	116	116	-	209
Labour	13	18	5	20	25	25	-	46
Mental Health and Addictions	26	59	33	9	41	41	-	88
Municipal Affairs	233	273	40	219	288	288	-	310
Post-Secondary Education and Future Skills	1,729	1,833	104	1,640	3,371	3,371	-	3,321
Public Safety and Solicitor General	533	578	45	509	1,084	1,084	-	1,089
Social Development and Poverty Reduction	2,628	2,666	38	2,390	5,176	5,176	-	4,745
Tourism, Arts, Culture and Sport	90	97	7	95	187	187	-	252
Transportation and Infrastructure	566	545	(21)	505	1,136	1,136	-	1,074
Water, Land and Resource Stewardship	100	129	29	285	214	214	-	440
Total ministries and Office of the Premier	31,030	32,039	1,009	29,293	62,188	62,837	649	63,394
Management of public funds and debt	970	1,133	163	712	1,976	2,313	337	1,588
Contingencies - General programs, CleanBC and Climate & Emergency Response	-	-	-	-	3,885	3,885	-	11
Funding for capital expenditures	1,898	1,549	(349)	1,071	6,665	5,934	(731)	3,551
Refundable tax credit transfers	1,671	1,673	2	1,462	3,492	3,534	42	2,885
Legislative Assembly and other appropriations	132	117	(15)	98	313	313	-	215
Total appropriations	35,701	36,511	810	32,636	78,519	78,816	297	71,644
Elimination of transactions between appropriations [2]	-	-	-	(16)	(32)	(31)	1	(32)
Prior year liability adjustments	-	-	-	-	-	-	-	(75)
Consolidated revenue fund expense	35,701	36,511	810	32,620	78,487	78,785	298	71,537
Expenses recovered from external entities	2,435	2,522	87	1,927	5,841	5,872	31	5,819
Elimination of funding provided to service delivery agencies	(22,767)	(22,175)	592	(19,518)	(48,863)	(49,429)	(566)	(44,172)
Total direct program spending	15,369	16,858	1,489	15,029	35,465	35,228	(237)	33,184
Service delivery agency expense
School districts	3,923	3,990	67	3,645	9,111	9,209	98	8,659
Universities	3,263	3,367	104	3,106	6,906	7,041	135	6,630
Colleges and institutes	886	911	25	806	1,816	1,889	73	1,792
Health authorities and hospital societies	13,756	13,794	38	11,702	26,639	28,101	1,462	26,272
Other service delivery agencies	3,966	3,661	(305)	3,599	9,497	9,388	(109)	8,121
Total service delivery agency expense	25,794	25,723	(71)	22,858	53,969	55,628	1,659	51,474
Total expense	41,163	42,581	1,418	37,887	89,434	90,856	1,422	84,658

[1]	Restated to reflect government's organization and accounting policies as at September 30, 2024. This does not reflect changes as a result of the government reorganization on November 18, 2024.
[2]	Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

Fall 2024 Economic & Fiscal Update	| 19

Updated Financial Forecast

Table 1.9 2024/25 Expense by Function

	Year-to-Date to September 30				Full Year
	2024/25			Actual	2024/25			Actual
($ millions)	Budget	Actual	Variance	2023/24 [1]	Budget	Forecast	Variance	2023/24
Health [2]	17,776	18,319	543	15,833	35,944	36,650	706	34,863
Education [3]	8,780	8,910	130	8,184	19,479	19,280	(199)	18,479
Social services	5,336	5,219	(117)	4,461	10,473	10,445	(28)	9,284
Protection of persons and property	1,218	1,361	143	1,172	2,557	2,561	4	3,101
Transportation	1,312	1,152	(160)	1,115	2,775	2,726	(49)	2,379
Natural resources and economic development	1,857	2,729	872	2,771	4,441	5,246	805	6,704
Other	1,958	1,566	(392)	1,740	3,707	3,689	(18)	4,215
Contingencies - General programs, CleanBC and Climate & Emergency Response [4]	-	-	-	-	3,885	3,885	-	-
General government	1,015	1,168	153	1,003	2,068	2,033	(35)	2,341
Debt servicing	1,911	2,157	246	1,608	4,105	4,341	236	3,292
Total expense	41,163	42,581	1,418	37,887	89,434	90,856	1,422	84,658

[1]	Restated to reflect government's current organization and accounting policies as at September 30, 2024.
[2]	Payments for healthcare services by the Ministry of Social Development and Poverty Reduction and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.
[3]	Payments for training costs by the Ministry of Social Development and Poverty Reduction made on behalf of its clients are reported in the Education function.
[4]	Contingencies for the prior fiscal year are reported in the relevant functions; the current year forecast is not yet allocated to functions.

20 |	Fall 2024 Economic & Fiscal Update

Updated Financial Forecast

Table 1.10 2024/25 Capital Spending

	Year-to-Date to September 30				Full Year
	2024/25			Actual	2024/25			Actual
($ millions)	Budget	Actual	Variance	2023/24	Budget	Forecast	Variance	2023/24
Taxpayer-supported
Education
School districts	532	610	78	393	1,183	1,181	(2)	874
Post-secondary institutions	1,000	626	(374)	558	2,200	1,862	(338)	1,227
Health	1,055	857	(198)	719	4,397	4,262	(135)	2,998
BC Transportation Financing Authority	2,217	1,551	(666)	1,236	4,060	3,884	(176)	2,263
BC Transit	160	47	(113)	49	516	248	(268)	158
Government ministries	262	172	(90)	199	707	704	(3)	537
Social housing [1]	446	270	(176)	323	811	890	79	587
Other	101	85	(16)	56	230	192	(38)	128
Total taxpayer-supported	5,773	4,218	(1,555)	3,533	14,104	13,223	(881)	8,772
Self-supported
BC Hydro	2,327	2,088	(239)	2,370	4,430	4,197	(233)	4,263
Columbia Basin power projects [2]	8	6	(2)	3	14	16	2	8
BC Railway Company	3	3	(0)	2	5	5	-	4
ICBC	26	22	(4)	35	69	66	(3)	64
BC Lottery Corporation [3]	59	33	(26)	27	100	100	-	84
Liquor Distribution Branch	17	10	(7)	4	34	30	(4)	18
Other [4]	-	-	-	-	-	-	-	143
Total self-supported	2,440	2,162	(278)	2,441	4,652	4,414	(238)	4,584
Total capital spending	8,213	6,380	(1,833)	5,974	18,756	17,637	(1,119)	13,356

[1]	Includes BC Housing Management Commission (BCHMC) and Provincial Rental Housing Corporation which is now a subsidiary of BCHMC.
[2]	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.
[3]	Excludes right-of-use assets except for 2023/24 full year actual.
[4]	Includes post-secondary institutions' self-supported subsidiaries.

Fall 2024 Economic & Fiscal Update	| 21

Updated Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2024/25 First Quarterly Report released on September 10, 2024.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sep 30, 2024	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Schools
Centennial Secondary [2]	2017	59	2	61	61	-	-	-
New Westminster Secondary [2]	2021	95	12	107	107	-	-	-
Handsworth Secondary [2]	2022	68	1	69	69	-	-	-
Pexsisen Elementary and Centre Mountain Lellum Middle [2]	2022	89	-	89	89	-	-	-
Quesnel Junior School [2]	2022	48	4	52	52	-	-	-
Stitó:s Lá:lém totí:lt Elementary Middle School [2]	2022	52	2	54	49	-	-	5
Coast Salish Elementary [2,3]	2023	26	17	43	38	-	-	5
Burnaby North Secondary [2]	2024	114	3	117	108	-	-	9
Eric Hamber Secondary	2024	92	14	106	94	-	-	12
Victoria High School [2]	2024	99	1	100	97	-	-	3
Cedar Hill Middle	2025	17	37	54	50	-	-	4
Cowichan Secondary	2025	73	13	86	84	-	-	2
Henry Hudson Elementary	2025	27	33	60	49	-	-	11
North East Latimer Elementary	2025	12	40	52	52	-	-	-
Burke Mountain Secondary	2026	50	110	160	135	-	-	25
Carson Elementary	2026	8	53	61	61	-	-	-
New East Side Elementary	2026	1	58	59	59	-	-	-
New Cloverley Elementary	2026	3	61	64	61	-	-	3
Sníne Elementary - (formerly Pineview Valley Elementary)	2026	8	57	65	65	-	-	-
George Pringle Secondary - (formerly Westside Secondary)	2027	22	102	124	121	-	-	3
La Vallée (Pemberton) Elementary	2027	2	64	66	66	-	-	-
Prince Rupert Middle	2027	2	125	127	127	-	-	-
Smith Middle and Secondary	2027	-	306	306	306	-	-	-
Cameron Elementary	2028	-	68	68	68	-	-	-
Fleetwood Park Secondary	2028	-	79	79	79	-	-	-
Guildford Park Secondary	2028	1	64	65	60	-	-	5
John Diefenbaker Elementary	2028	-	53	53	53	-	-	-
Mission Secondary	2028	-	176	176	175	-	-	1
Montgomery Middle	2028	-	87	87	87	-	-	-
Pitt Meadows Secondary	2028	-	144	144	144	-	-	-
Tamanawis Secondary	2028	1	56	57	52	-	-	5
Olympic Village Elementary	2029	-	151	151	151	-	-	-
Seismic mitigation program [4]	2030	1,711	315	2,026	2,026	-	-	-
Total schools		2,680	2,308	4,988	4,895	-	-	93

22 |	Fall 2024 Economic & Fiscal Update

Updated Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2024/25 First Quarterly Report released on September 10, 2024.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sep 30, 2024	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Post-secondary institutions
Simon Fraser University – Student Housing [2]	2023	114	2	116	73	-	-	43
University of Victoria – Student Housing [2]	2023	242	1	243	128	-	-	115
Okanagan College – Student Housing	2024	55	20	75	73	-	-	2
The University of British Columbia
– Brock Commons Phase 2- Student Housing [2]	2024	153	12	165	2	-	-	163
– Recreation Centre North	2024	43	25	68	-	-	-	68
British Columbia Institute of Technology
– Student Housing	2025	102	42	144	129	-	-	15
Capilano University – Student Housing	2025	15	43	58	41	-	-	17
North Island College – Student Housing	2025	33	45	78	76	-	-	2
Royal Roads University – West Shore Learning Centre	2025	70	42	112	80	-	-	32
Simon Fraser University
– Digital Research Infrastructure Refresh - CEDAR	2025	22	64	86	25	-	41	20
The University of British Columbia
– School of Biomedical Engineering	2025	120	19	139	25	-	-	114
– The Gateway Building	2025	104	91	195	-	-	-	195
University of the Fraser Valley – Student Housing	2025	25	80	105	88	-	-	17
Capilano University – Squamish Student Housing	2026	43	12	55	48	-	-	7
The University of British Columbia
– x̌əl sic snpax̌nwixʷtn - UBCO	2026	21	98	119	-	-	-	119
University of Victoria
– Engineering and Computer Science Building Expansion	2026	20	130	150	97	-	-	53
British Columbia Institute of Technology
– Trades and Technology Complex	2027	7	211	218	186	-	-	32
Camosun College – Student Housing	2027	-	155	155	152	-	-	3
Douglas College – Academic and Student Housing	2027	22	310	332	232	-	-	100
Okanagan College – Centre for Food, Wine and Tourism	2027	1	55	56	52	-	-	4
Simon Fraser University – Student Housing Phase 3	2027	-	188	188	132	-	-	56
The University of British Columbia
– Sauder School of Business Power House Expansion	2027	3	148	151	-	-	-	151
– UBCO Downtown Kelowna Project	2027	22	32	54	-	-	-	54
Vancouver Community College
– Centre for Clean Energy & Automotive Innovation	2027	3	312	315	295	-	-	20
Vancouver Island University – Student Housing and Dining	2027	2	105	107	106	-	-	1
The University of British Columbia
– Student Housing - Lower Mall Precinct	2029	1	559	560	300	-	-	260
– Canada's Immuno-Engineering and Biomanufacturing
Hub: Advanced Therapeutics Manufacturing Facility	2030	-	70	70	22	-	42	6
Total post-secondary institutions		1,243	2,871	4,114	2,362	-	83	1,669
Health facilities
Royal Columbian Hospital Redevelopment – Phase 1 [2]	2020	247	4	251	242	-	-	9
Red Fish Healing Centre for Mental Health and Addiction - θəqiʔ ɫəwʔənəq leləm [2]	2021	129	2	131	131	-	-	-
Penticton Regional Hospital Patient Care Tower [2]
– Direct procurement	2022	65	11	76	18	-	-	58
– P3 contract	2019	232	-	232	-	139	-	93
Dogwood Lodge Long-term Care Home Replacement [2]	2023	63	2	65	-	-	-	65
Lions Gate Hospital – New Acute Care Facility	2024	265	61	326	160	-	-	166
Health projects are continued on the next page

Fall 2024 Economic & Fiscal Update	| 23

Updated Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2024/25 First Quarterly Report released on September 10, 2024.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sep 30, 2024	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Health projects continued
Stuart Lake Hospital Replacement	2024	140	18	158	140	-	-	18
Clinical and Systems Transformation	2025	803	-	803	702	-	-	101
iHealth Project – Vancouver Island Health Authority	2025	155	-	155	55	-	-	100
Nanaimo Regional General Hospital
– ICU/HAU Redevelopment	2025	38	22	60	22	-	-	38
Surrey Memorial Hospital
- Hemodialysis Renal Centre	2025	2	83	85	84	-	-	1
- Interventional Cardiology and Interventional Radiology	2025	1	96	97	97	-	-	-
Mills Memorial Hospital Replacement	2026	577	56	633	513	-	-	120
Royal Columbian Hospital Redevelopment Phases 2 & 3	2026	748	496	1,244	1,182	-	-	62
University Hospital of Northern BC Redevelopment
Phase 1 – Site Preparation	2026	7	96	103	62	-	-	41
Abbotsford Long-Term Care	2027	22	189	211	157	-	-	54
Campbell River Long-Term Care	2027	-	134	134	80	-	-	54
Cowichan District Hospital Replacement	2027	374	1,072	1,446	1,148	-	-	298
Dawson Creek and District Hospital Replacement	2027	164	426	590	413	-	-	177
Delta Long-Term Care	2027	2	178	180	162	-	-	18
Immunization BC Digital Platform	2027	53	22	75	75	-	-	-
Nanaimo Long-Term Care	2027	1	285	286	172	-	-	114
New St. Paul's Hospital	2027	1,265	915	2,180	1,327	-	-	853
Richmond Long-Term Care	2027	-	178	178	178	-	-	-
Royal Inland Hospital Phil and Jennie Gaglardi Tower
– Direct procurement	2027	106	63	169	79	-	-	90
– P3 contract	2022	288	-	288	-	164	-	124
Western Communities Long-Term Care	2027	1	223	224	157	-	-	67
Burnaby Hospital Redevelopment – Phase 1	2028	266	471	737	687	-	-	50
Centre for Children and Youth Living with Health Complexity	2028	6	304	310	224	-	-	86
Kamloops Cancer Centre	2028	-	359	359	314	-	-	45
Nanaimo Cancer Centre	2028	-	289	289	277	-	-	12
St. Vincent's Heather Long-Term Care	2028	5	202	207	207	-	-	-
Cariboo Memorial Hospital Redevelopment	2029	80	287	367	257	-	-	110
Chilliwack Long-Term Care	2029	7	267	274	246	-	-	28
Cottonwoods Long-Term Care Replacement	2029	-	187	187	112	-	-	75
Dr. F.W. Green Memorial Home	2029	-	156	156	94	-	-	62
New Surrey Hospital and BC Cancer Centre	2029	613	2,268	2,881	2,816	-	-	65
St. Paul's Hospital Clinical Support and Research Centre	2029	14	624	638	332	-	-	306
Vancouver General Hospital –
Operating Rooms Renewal - Phase 2	2029	48	284	332	312	-	-	20
Burnaby Hospital Redevelopment – Phase 2 and
BC Cancer Centre	2030	5	1,706	1,711	1,683	-	-	28
Squamish (Hilltop) Long-Term Care	2030	-	286	286	286	-	-	-
University Hospital of Northern BC Redevelopment
Phase 2 – Acute Care Tower	2031	-	1,579	1,579	1,246	-	-	333
Richmond Hospital Redevelopment	2033	25	1,934	1,959	1,889	-	-	70
Total health facilities		6,817	15,835	22,652	18,338	303	-	4,011

24 |	Fall 2024 Economic & Fiscal Update

Updated Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million1

Note: Information in bold type denotes changes from the 2024/25 First Quarterly Report released on September 10, 2024.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sep 30, 2024	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Transportation
Highway 99 10-Mile Slide [2]	2021	83	5	88	88	-	-	-
Highway 4 Kennedy Hill Safety Improvements [2]	2022	56	11	67	53		14	-
Highway 14 Corridor improvements [2]	2023	75	2	77	48	-	29	-
Highway 91 to Highway 17 and Deltaport Way
Corridor improvements [2]	2023	250	10	260	87	-	82	91
West Fraser Road Realignment [2]	2023	77	17	94	82	-	12	-
Highway 1 Corridor – Falls Creek	2024	73	70	143	82	-	61	-
Highway 1 Kicking Horse Canyon Phase 4 [2]	2024	591	10	601	386	-	215	-
Highway 1 Quartz Creek Bridge Replacement	2024	95	24	119	69	-	50	-
Highway 5 Corridor	2024	241	109	350	141	-	209	-
BC Transit Victoria HandyDART Facility	2025	54	30	84	41	-	21	22
Highway 1 Chase Four-Laning [5]	2025	132	64	196	184	-	12	-
Highway 1 Corridor – Nicomen Bridge	2025	56	88	144	109	-	35	-
Highway 1 Salmon Arm West [6]	2025	92	48	140	109	-	31	-
Highway 7 Widening – 266th St. to 287th St.	2025	58	72	130	101	-	29	-
Highway 17 Keating Cross Overpass	2025	41	36	77	58	-	17	2
Highway 99 / Steveston Interchange,
Transit & Cycling Improvements	2025	64	73	137	137	-	-	-
Pattullo Bridge Replacement	2025	980	657	1,637	1,637	-	-	-
Blackwater North Fraser Slide	2026	6	197	203	200	-	3	-
Cottonwood Hill at Highway 97 Slide	2026	13	322	335	330	-	5	-
Highway 1 216th St. to 264th St. widening	2026	74	271	345	249	-	96	-
Highway 1 Corridor – Tank Hill	2026	20	273	293	277	-	16	-
Highway 1 Ford Road to Tappen Valley Road Four-Laning	2026	102	141	243	161	-	82	-
Highway 1 Selkirk	2026	7	122	129	97	-	32	-
Highway 95 Bridge Replacement	2026	11	79	90	61	-	29	-
Kootenay Lake ferry service upgrade	2026	69	48	117	100	-	17	-
Broadway Subway [7]	2027	1,629	1,325	2,954	1,957	-	897	100
Highway 1 Bus on Shoulder
McKenzie to Colwood Interchange	2027	3	92	95	68	-	27	-
Highway 1 Goldstream Safety Improvements	2027	16	146	162	162	-	-	-
Highway 1 Jumping Creek to MacDonald	2027	32	213	245	199	-	46	-
Highway 1 R.W. Bruhn Bridge	2027	45	215	260	169	-	91	-
Belleville Terminal Redevelopment	2028	13	318	331	289	-	42	-
Highway 1 Fraser Valley Corridor Improvements
264th St. to Mount Lehman Road	2028	164	2,176	2,340	2,340	-	-	-
Surrey Langley SkyTrain Project	2029	725	5,271	5,996	4,441	-	1,306	249
Fraser River Tunnel Project [8]	2030	108	4,040	4,148	4,148	-	-	-
Highway 1 Fraser Valley Corridor Improvements
Mount Lehman Road to Highway 11	2031	36	2,615	2,651	2,651	-	-	-
Total transportation		6,091	19,190	25,281	21,311	-	3,506	464

Fall 2024 Economic & Fiscal Update	| 25

Updated Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2024/25 First Quarterly Report released on September 10, 2024.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sep 30, 2024	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Housing
Stanley New Fountain [2]	2023	77	1	78	9	-	-	69
Crosstown	2024	67	5	72	61	-	-	11
58 W Hastings St	2024	100	58	158	67	-	19	72
1015 Hastings St. Development	2025	64	87	151	110	-	22	19
128 to 134 East Cordova St.	2025	30	136	166	36	-	27	103
320 Hastings St. E. Redevelopment	2025	-	86	86	49	-	5	32
1410 E King Edward Ave	2026	3	76	79	73	-	-	6
2086-2098 W 7th Ave	2026	3	105	108	92	-	-	16
300 Angela Drive	2026	65	139	204	136	-	37	31
1451 Bertram St	2028	1	119	120	120	-	-	-
Clark & 1st Ave	2028	10	99	109	75	-	-	34
926 & 930 Pandora Ave	2029	1	139	140	130	-	-	10
Total housing		421	1,050	1,471	958	-	110	403

Other taxpayer-supported
Nanaimo Correctional Centre Replacement	2024	174	7	181	181	-	-	-
Royal BC Museum – Collections and Research Building	2025	112	158	270	270	-	-	-
Connect the Basin – high-speed internet infrastructure	2027	1	75	76	43	-	29	4
Total other taxpayer-supported		287	240	527	494	-	29	4
Total taxpayer-supported		17,539	41,494	59,033	48,358	303	3,728	6,644
Power generation and transmission
BC Hydro
– Mica replace units 1 - 4 generator transformers project [2]	2022	78	11	89	89	-	-	-
– 5L063 Telkwa relocation project [2]	2023	51	-	51	51	-	-	-
– Street light replacement program [2]	2023	60	-	60	60	-	-	-
– Various Sites - NERC Critical Infrastructure Protection
implementation project for cyber assets [2]	2023	55	6	61	61	-	-	-
– Lake Buntzen 1 Coquitlam Tunnel Gates
Refurbishment project [2]	2023	62	12	74	74	-	-	-
– Wahleach refurbish generator project [2]	2023	57	4	61	61	-	-	-
– Capilano substation upgrade project [2]	2024	71	6	77	77	-	-	-
– G.M. Shrum G1 to 10 control system upgrade [2]	2024	70	6	76	76	-	-	-
– Mica modernize controls project	2024	54	2	56	56	-	-	-
– Bridge River 1 - penstock concrete foundation
refurbishment project	2025	55	17	72	72	-	-	-
– Natal - 60-138 kV switchyard upgrade project	2025	65	36	101	101	-	-	-
– Site C project [9]	2025	13,927	2,073	16,000	16,000	-	-	-
– Vancouver Island radio system project	2025	50	8	58	57	-	-	1
– Various Sites - EV charging infrastructure implementation program	2025	72	1	73	55	-	10	8
Power generation and transmission projects are continued on the next page

26 |	Fall 2024 Economic & Fiscal Update

Updated Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2024/25 First Quarterly Report released on September 10, 2024.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sep 30, 2024	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Power generation and transmission projects continued
– Mainwaring station upgrade project	2026	48	106	154	154	-	-	-
– Ruskin - left abutment slope sinkhole remediation project	2026	34	37	71	71	-	-	-
– Sperling substation metalclad switchgear
replacement project	2026	54	22	76	76	-	-	-
– Fleetwood - Distribution load interconnection (SLS Servicing) project	2027	2	156	158	77	-	-	81
– Long Lake terminal station - transmission load interconnection project	2027	3	77	80	79	-	-	1
– Minette - transmission load interconnection project	2027	3	69	72	52	-	-	20

– Ladore spillway seismic upgrade project	2028	31	342	373	373	-	-	-
– Treaty Creek Terminal - Transmission Load Interconnection (KSM) project	2028	46	122	168	81	-	-	87
– Kootenay Canal modernize controls project	2028	13	48	61	61	-	-	-
– Northwest - substations outage mitigation project	2028	19	70	89	87	-	-	2
– Peace to Kelly Lake stations sustainment project	2028	87	257	344	344	-	-	-
– Prince George to Terrace capacitors project	2028	95	487	582	481	-	97	4
– Burrard switchyard - control building upgrade project	2029	5	52	57	57	-	-	-
– John Hart dam seismic upgrade project	2029	262	650	912	912	-	-	-
– Bridge River 1 - replace units 1-4 generators/governors project	2032	18	295	313	313	-	-	-
Total power generation and transmission		15,447	4,972	20,419	20,108	-	107	204

Other self-supported
ICBC Head Office Relocation	2028	-	162	162	162	-	-	-
Total self-supported		15,447	5,134	20,581	20,270	-	107	204
Total projects over $50 million		32,986	46,628	79,614	68,628	303	3,835	6,848

[1]	Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy.

[2]	Assets have been put into service and only trailing costs remain.

[3]	The anticipated total cost was previously reported as $52 million and has been reduced to $43 million to reflect current estimates.

[4]	The Seismic Mitigation Program consists of spending to date on Phase 2 of the program and may include spending on projects greater than $50 million included in the table.

[5]	Project is delivered in two segments, the Chase Creek Road to Chase West reached substantial completion in 2023 and the Chase West to Chase Creek Bridge is expected to complete in 2025.

[6]	Project is delivered in two segments, the Salmon Arm West 1st Ave to 10th Ave reached substantial completion in 2023 and the Salmon Arm West 10th Ave to 10th St. is expected to complete in 2025.

[7]	The Broadway Subway Project forecast and value of costs incurred to date include the City of Vancouver in-kind contribution of land rights, in keeping with the approved project budget. Under current government accounting, purchased intangible assets are given accounting recognition, and contributed intangible assets, such as land use rights or licenses are not.

[8]	The Fraser River Tunnel is forecasted to open to the public in 2030 with the removal of the existing tunnel to follow.

[9]	The approved project cost estimate (June 2021) is $16 billion, with a project in-service date of 2025 (first and last generating unit in-service in December 2024 and 2025, respectively). The anticipated project cost and cost to date include capital costs, charges subject to regulatory deferral and certain operating expenditures.

Fall 2024 Economic & Fiscal Update	| 27

Updated Financial Forecast

Table 1.12 2024/25 Provincial Debt 1

	Year-to-Date to September 30				Full Year
	2024/25			Actual	2024/25			Actual
($ millions)	Budget	Actual	Variance	2023/24	Budget	Forecast	Variance	2023/24
Taxpayer-supported debt
Provincial government
Operating	9,500	16,934	7,434	-	10,275	17,890	7,615	8,729
Capital [2]	43,335	42,503	(832)	37,965	46,439	46,340	(99)	40,582
Total provincial government	52,835	59,437	6,602	37,965	56,714	64,230	7,516	49,311
Taxpayer-supported entities
BC Transportation Financing Authority	23,145	22,893	(252)	20,106	26,066	25,095	(971)	21,286
Health authorities and hospital societies	2,360	2,363	3	2,144	2,332	2,337	5	2,387
Post-secondary institutions	939	910	(29)	909	981	977	(4)	897
Social housing [3]	1,526	1,209	(317)	1,076	1,872	1,377	(495)	1,182
Other	506	364	(142)	273	674	632	(42)	339
Total taxpayer-supported entities	28,476	27,739	(737)	24,508	31,925	30,418	(1,507)	26,091
Total taxpayer-supported debt	81,311	87,176	5,865	62,473	88,639	94,648	6,009	75,402
Self-supported debt	33,837	33,409	(428)	31,194	34,628	35,333	705	32,060
Total provincial debt	115,148	120,585	5,437	93,667	123,267	129,981	6,714	107,462

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

[2]	Includes debt incurred by the government to fund the building of capital assets in the education, health, social housing and other sectors.

[3]	Includes debt incurred by BC Housing Management Commission (BCHMC) and the Provincial Rental Housing Corporation (now a subsidiary of BCHMC) to fund investments in affordable housing. The debt forecast reflects projects that have been approved as of September 2024.

28 |	Fall 2024 Economic & Fiscal Update

Updated Financial Forecast

Table 1.13 2024/25 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	September 30,	March 31,
($ millions)	2024	2024	2025
Financial assets:
Cash and temporary investments	6,768	11,735	4,965
Other financial assets	22,057	23,451	21,576
Sinking funds	491	537	565
Investments in commercial Crown corporations:
Retained earnings	14,677	15,412	15,803
Recoverable capital loans	30,572	32,248	33,878
Total investments in commercial Crown corporations	45,249	47,660	49,681
Total financial assets	74,565	83,383	76,787
Liabilities:
Accounts payable, accrued liabilities and others 23,798		21,577	22,078
Deferred revenue	15,053	17,624	16,042
Debt:
Taxpayer-supported debt	75,402	87,176	94,648
Self-supported debt	32,060	33,409	35,333
Total provincial debt	107,462	120,585	129,981
Add: debt offset by sinking funds	491	537	565
Add: foreign exchange adjustments	494	641	540
Less : guarantees and non-guaranteed debt	(1,476)	(1,527)	(1,660)
Financial statement debt	106,971	120,236	129,426
Total liabilities	145,822	159,437	167,546
Net liabilities	(71,257)	(76,054)	(90,759)
Capital and other non-financial assets:
Tangible capital assets	65,583	68,331	75,675
Other non-financial assets	4,053	4,346	4,055
Total capital and other non-financial assets	69,636	72,677	79,730
Accumulated surplus (deficit)	(1,621)	(3,377)	(11,029)

Changes in Financial Position

	Year-to-Date	Forecast
	September 30,	March 31,
($ millions)	2024	2025
Deficit for the period	1,397	9,408
Change in remeasurement (gains) losses	359	-
Increase in accumulated deficit	1,756	9,408
Capital and other non-financial asset changes:
Taxpayer-supported capital investments	4,218	13,223
Less: amortization and other accounting changes	(1,470)	(3,131)
Increase in net capital assets	2,748	10,092
Increase (decrease) in other non-financial assets	293	2
Increase in capital and other non-financial assets	3,041	10,094
Increase in net liabilities	4,797	19,502
Investment and working capital changes:
Investment in commercial Crown corporations:
Increase in retained earnings	735	1,126
Self-supported capital investments	2,162	4,414
Less: loan repayments and other accounting changes	(486)	(1,108)
Increase in investment in commercial Crown corporations	2,411	4,432
Increase (decrease) in cash and temporary investments	4,967	(1,803)
Increase (decrease) in other working capital	1,090	324
Increase in investment and working capital	8,468	2,953
Increase in financial statement debt	13,265	22,455
Change in sinking fund debt and foreign exchange adjustments	(193)	(120)
Increase (decrease) in guarantees and non-guaranteed debt	51	184
Increase in total provincial debt	13,123	22,519

Fall 2024 Economic & Fiscal Update	| 29

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue

Revenue Source and Assumptions ($ millions unless otherwise specified)	Budget Estimate 2024/25	First Quarter Forecast	Fall 2024 Update	2024/25 Sensitivities
Personal income tax *	16,638	17,118	17,151
Current calendar year assumptions
Household income growth	4.4%	5.9%	6.0%	+/- 1 percentage point change in 2024 B.C.
Employee compensation growth	5.5%	6.8%	6.9%	household income growth equals +/- $150 to
Tax base growth	4.7%	7.4%	6.9%	$160 million in revenue
Average tax yield	6.39%	6.38%	6.28%
Current-year tax	16,072	16,452	16,466
Prior year's tax assessments	570	570	570
Unapplied taxes	150	150	150
B.C. Tax Reduction	(195)	(195)	(195)
Non-refundable B.C. tax credits	(176)	(176)	(165)
Policy neutral elasticity **	1.1	1.2	1.2	+/- 0.5 change in 2024 B.C. policy neutral elasticity equals +/- $330 to $350 million
Fiscal year assumptions
Prior-year adjustment	-	101	118

2023 Tax-year	2023 Assumptions
Household income growth	6.9%	7.8%	9.5%	+/- 1 percentage point change in 2023 B.C.
Tax base growth	5.6%	6.0%	8.2%	household or taxable income growth equals
Average 2023 tax yield	6.38%	6.37%	6.24%	+/- $170 to $180 million one-time effect (prior-
2023 tax	15,322	15,299	15,299	year adjustment) and could result in an
2022 & prior year's tax assessments	560	560	560	additional +/- $150 to $160 million base change
Unapplied taxes	150	150	150	in 2024/25
B.C. Tax Reduction	(190)	(190)	(190)
Non-refundable B.C. tax credits	(176)	(176)	(165)
Policy neutral elasticity **	0.8	0.7	0.6
* Reflects information as at November 14, 2024
** Per cent growth in current year tax revenue (excluding policy measures) relative to per cent growth in household income (calendar year).
Corporate income tax *	8,236	7,598	7,207
Components of revenue (fiscal year)
Installments – subject to general rate	7,718	7,155	6,715
Installments – subject to small business rate	363	362	341
Non-refundable B.C. tax credits	(193)	(193)	(219)
Advance installments	7,888	7,324	6,837
Prior-year settlement payment	348	274	370
Current calendar year assumptions
National tax base ($ billions)	520.8	570.8	545.6	+/- 1% change in the 2024 national tax base
B.C. installment share of national tax base	15.0%	13.1%	13.1%	equals +/- $60 to $70 million
Effective percentage tax rates (% general/small business)	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0
Share of the B.C. tax base subject to the small business rate	22.0%	23.0%	23.0%	+/- 1 percentage point change in the 2024 small
B.C. tax base growth (post federal measures)	2.6%	3.7%	2.7%	business share equals -/+ $80 to $90 million
B.C. net operating surplus growth	-9.5%	-14.9%	-15.7%

2023 Tax-year	2023 Assumptions
B.C. tax base growth (post federal measures)	-7.1%	-7.9%	-7.9%
Share of the B.C. tax base subject to small business rate	22.5%	23.5%	24.0%	+/- 1% change in the 2023 B.C. tax base equals
B.C. net operating surplus growth	-14.9%	-15.0%	-23.4%	+/- $60 to $80 million one-time effect (prior-year
Gross 2023 tax	6,736	6,612	6,578	adjustment) and could result in an additional
Prior-year settlement payment	348	274	370	installments payments of +/- $100 to $120
Prior years losses/gains (included in above)	(250)	(200)	(70)	million in 2024/25
Non-refundable B.C. tax credits	(186)	(186)	(186)

* Reflects information as at November 14, 2024

Cash received from the federal government is used as the basis for estimating revenue. Due to lags in the federal collection and installment systems, changes to the B.C. net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2024/25 installments from the federal government reflects two-third of payments related to the 2024 tax year (paid during Apr-July 2024 and adjusted in Sept and Dec) and one-third of 2025 payments. Installments for the 2024 (2025) tax year are based on B.C.'s share of the national tax base for the 2023 (2024) tax year and a forecast of the 2024 (2025) national tax base. B.C.'s share of the 2022 national tax base was 13.7%, based on tax assessments as of December 31, 2023. Cash adjustments for any under/over payments from the federal government in respect of 2023 will be received/paid on March 31, 2025.

30 |	Fall 2024 Economic & Fiscal Update

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Budget Estimate 2024/25	First Quarter Forecast	Fall 2024 Update	2024/25 Sensitivities
Employer health tax	2,803	2,962	2,962
Employee compensation growth	5.5%	6.8%	6.9%	+/- 1 percentage point change in the 2024 employee compensation growth equals up to +/- $30 million
Provincial sales tax	10,762	10,708	10,562
Provincial sales tax base growth (fiscal year)	3.8%	-2.0%	-2.3%	+/- 1 percentage point change in the
Calendar Year nominal expenditure				2024 consumer expenditure growth
Consumer expenditures on durable goods	0.8%	1.2%	-0.1%	equals up to +/- $25 to $30 million
Consumer expenditures on goods and services	5.2%	5.3%	5.0%
Business investment	1.2%	2.0%	2.1%
Other	3.2%	3.7%	3.6%
Components of Provincial sales tax revenue				+/- 1 percentage point change in the
Consolidated Revenue Fund	10,754	10,700	10,554	2024 business investment growth
BC Transportation Financing Authority	8	8	8	equals up to +/- $10 to $20 million

Fuel and carbon taxes	3,585	3,534	3,527
Calendar Year
Real GDP	0.8%	1.0%	0.9%
Gasoline volumes	-1.0%	-1.0%	-1.0%
Diesel volumes	2.0%	2.0%	2.0%
Natural gas volumes	1.0%	1.0%	1.0%
Carbon tax rates (April 1)
Carbon dioxide equivalent emissions ($/tonne)	80	80	80
Natural gas (cents/gigajoule)	397.28 ¢	397.28 ¢	397.28 ¢
Gasoline (cents/litre)	17.61 ¢	17.61 ¢	17.61 ¢
Light fuel oil (cents/litre)	20.74 ¢	20.74 ¢	20.74 ¢

Components of revenue *
Consolidated Revenue Fund	541	500	500
BC Transit	18	18	18
BC Transportation Financing Authority	461	451	451
Fuel tax revenue	1,020	969	969
Carbon tax revenue	2,565	2,565	2,558

Property taxes	3,779	3,850	3,849
Calendar Year
Consumer Price Index	2.7%	2.7%	2.6%	+/- 1 percentage point change in 2024 new
Housing starts (units)	46,107	46,711	45,281	construction & inflation growth equals up to +/-
Home owner grants (fiscal year)	926	919	919	$30 million in residential property taxation revenue

Components of revenue
Residential (net of home owner grants)	1,625	1,621	1,621
Speculation and vacancy	90	86	86
Non-residential	1,630	1,686	1,686	+/- 1% change in 2024 total
Rural area	153	158	158	business property assessment
Police	40	43	43	value equals up to +/- $20 million
BC Assessment Authority	115	119	120	in non-residential property
BC Transit	126	137	135	taxation revenue

Other taxes	3,411	3,421	3,401
Calendar Year
Population	2.8%	3.0%	3.0%
Residential sales value	12.7%	4.5%	-0.3%
Real GDP	0.8%	1.0%	0.9%
Nominal GDP	3.3%	3.5%	3.4%
Components of revenue				+/- 1% change to 2024 residential
Property transfer	2,055	2,080	2,080	sales value equals +/- $20 million
Additional Property Transfer Tax (included in above)	40	40	40	in property transfer revenue,
Tobacco	510	470	450	depending on property values
Insurance premium	835	860	860
Tax targeting home flipping activity	11	11	11

Fall 2024 Economic & Fiscal Update	| 31

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions ($millions unless otherwise specified)	Budget Estimate 2024/25	First Quarter Forecast	Fall 2024 Update	2024/25 Sensitivities
Energy, sales of Crown land tenures, metals, minerals and other *	1,951	1,792	1,621
Natural gas price				+/- $0.25 change in the natural gas
Plant inlet, $C/gigajoule	1.26	0.75	0.52	price equals +/- $60 to $120 million,
Sumas, $US/MMBtu	2.54	1.99	1.83	including impacts on production
Natural gas production volumes				volumes and royalty program
Billions of cubic metres	72.7	74.8	75.0	credits, but excluding any
Petajoules	3,024	3,097	3,097	changes from natural gas liquids
Annual per cent change	3.2%	5.4%	5.4%	revenue (e.g. butane, pentanes)
				Sensitivities can also vary
Oil price ($US/bbl at Cushing, OK)	77.34	80.31	75.38	significantly at different price levels

Auctioned land base (000 hectares)	20	20	20	+/- 1% change in natural gas
Average bid price/hectare ($)	200	200	200	volumes equals +/- $10 million
Cash sales of Crown land tenures	4	4	4	in natural gas royalties
Metallurgical coal price ($US/tonne, fob Australia)	243	256	256	+/- 1 cent change in the exchange rate equals
Copper price ($US/lb)	3.88	4.37	4.33	+/-$10 million in natural gas royalties
Annual electricity volumes set by treaty (million mega-watt hours)	3.8	3.0	3.1	+/- $10/bbl change in petroleum price
Mid-Columbia electricity price ($US/mega-watt hour)	93.37	79.15	70.82	equals +/- $5 million in petroleum royalties
				(equivalent to +/- $10/bbl oil price) prices +/- 13% change in natural gas liquids
Exchange rate (US¢/C$, calendar year)	73.6	73.0	73.5	equals +/- $110 to $150 million in natural gas
				liquids royalties

Components of revenue				In accordance with updated accounting
Bonus bid cash sales	4	4	4	standards, bonus bid revenue is recognized in
Fees and rentals	36	38	38	full at the time an authorization for the sale of
Total bonus bids, fees and rentals	40	42	42	Crown land tenure is awarded.
Natural gas royalties after deductions and allowances	754	705	573
Petroleum royalties	50	53	60	+/- 10% change in the average Mid-Columbia
BC Energy Regulator fees and levies	75	74	76	electricity price equals +/- $50 million
Columbia River Treaty electricity sales	484	358	330
Coal tenures	8	8	8	+/- US$20 change in the average
Net coal mineral tax	355	320	305	metallurgical coal price
Net metals and other minerals tax	55	102	97	equals +/- $50 to $80 million
Recoveries relating to revenue sharing payments to First Nations	112	112	112
Miscellaneous mining revenue	18	18	18
Total coal, metals and other minerals revenue	548	560	540

Gross royalties prior to deductions and allowances
Gross natural gas revenue	392	235	159
Gross natural gas liquids royalties revenue	771	755	655

Royalty programs and infrastructure credits
Deep drilling	(131)	(84)	(73)
Road, pipeline, Clean Growth Infrastructure Royalty and other infrastructure programs	(100)	(113)	(88)
Total	(231)	(197)	(161)
Implicit average natural gas royalty rate	13.6%	32.8%	34.9%

Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

* Reflects information as at November 5, 2024.

32 |	Fall 2024 Economic & Fiscal Update

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Budget Estimate 2024/25	First Quarter Forecast	Fall 2024 Update	2024/25 Sensitivities
Forests *	689	586	583
Prices (calendar year average)				+/- US$50 change in SPF price equals +/- $100
SPF 2x4 ($US/thousand board feet)	425	390	400	to $125 million
Crown harvest volumes (million cubic metres)
Interior	24.0	24.0	24.0	+/- 10% change in Interior harvest volumes
Coast	8.0	8.0	8.0	equals +/- $40 to $50 million
Total	32.0	32.0	32.0
B.C. Timber Sales (included in above)	4.0	4.0	4.0	+/- 10% change in Coastal harvest volumes equals +/- $10 to $20 million
Stumpage rates ($Cdn/cubic metre)
Total stumpage rates	18.06	15.63	16.28	+/- 1 cent change in exchange rate equals +/- $20 to $30 million in stumpage revenue
Components of revenue
Timber tenures (net of revenue sharing recoveries)	206	128	149
Recoveries relating to revenue sharing payments to First Nations	177	177	177
B.C. Timber Sales	214	214	214	The above sensitivities relate
Logging tax	50	25	-	to stumpage revenue only.
Other CRF revenue	31	31	32
Other recoveries	11	11	11
* Reflects information as at November 1, 2024
Other natural resource	510	473	454
Components of revenue
Water rental and licences*	437	400	381	+/- 5% change in water power production
Recoveries	50	50	50	equals +/- $20 to $25 million
Angling and hunting permits and licences	10	10	10
Recoveries	13	13	13
* Water rentals for power purposes are indexed to Consumer Price Index.
Total natural resource recoveries relating to revenue sharing payments to First Nations	376	351	420	Revenue sharing from natural gas royalties, mineral tax, electricity sales under the Columbia
				River Treaty and forest stumpage revenues.
Other revenue	11,400	11,886	12,129
Components of revenue
Fees and licences
Motor vehicle licences and permits	629	652	652
International student health fees	80	90	90
Other Consolidated Revenue Fund	484	512	511
Summary consolidation eliminations	(15)	(15)	(14)
Ministry vote recoveries	285	285	285
Taxpayer-supported Crown corporations	219	222	226
Post-secondary education fees	2,937	2,914	2,877
Other healthcare-related fees	584	575	615
School Districts	265	266	266
Investment earnings
Consolidated Revenue Fund	175	385	485
Fiscal agency loans & sinking funds earnings	1,159	1,089	1,070
Summary consolidation eliminations	(202)	(159)	(132)
Taxpayer-supported Crown corporations	43	52	53
SUCH sector agencies	249	300	337
Sales of goods and services
SUCH sector agencies	1,087	1,109	1,133
BC Infrastructure Benefits Inc	255	258	227
Other taxpayer-supported Crown corporations	127	144	153
Miscellaneous	3,039	3,207	3,295

Fall 2024 Economic & Fiscal Update	| 33

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions	Budget Estimate	First Quarter	Fall 2024
($ millions unless otherwise specified)	2024/25	Forecast	Update	2024/25 Sensitivities
Health and social transfers	9,475	9,498	9,544
National Cash Transfers
Canada Health Transfer (CHT)	52,081	52,081	52,081
Annual growth	5.4%	5.4%	5.4%
Canada Social Transfer (CST)	16,909	16,909	16,909
B.C.'s share of national population (July 1)	13.74%	13.77%	13.80%	+/- 0.1 percentage point change in B.C.'s population share equals +/- $70 million
B.C. health and social transfers revenue
CHT	7,153	7,170	7,188
CST	2,322	2,328	2,334
Prior-year adjustments:
CHT	-	-	17
CST	-	-	5
Other federal contributions	4,971	5,063	4,785
Components of revenue
Disaster Financial Assistance Arrangements	1,013	985	681
B.C.'s share of the federal cannabis excise tax	110	110	110
Other Consolidated Revenue Fund	110	117	117
Vote Recoveries:
Labour Market Development Agreement	296	296	296
Labour Market and Skills Training Program	98	98	98
Home Care	82	82	82
Mental Health	82	82	82
Additional health funding	326	326	326
Long Term Care	-	76	76
Child Care	1,036	1,036	1,036
Child Safety, Family Support, Children in Care and with special needs	87	87	87
Public Transit	229	229	229
Local government services and transfers	197	197	197
Other recoveries	153	153	153
Taxpayer-supported Crown corporations	368	369	367
Post-secondary institutions	652	676	702
Other SUCH sector agencies	132	144	146
Service delivery agency direct revenue	9,519	9,802	9,951
School districts	689	732	732
Post-secondary institutions	5,225	5,257	5,309
Health authorities and hospital societies	1,306	1,463	1,570
BC Transportation Financing Authority	579	552	551
Other service delivery agencies	1,720	1,798	1,789
Commercial Crown corporation net income	3,313	3,281	3,673
BC Hydro	712	712	712	Sensitivities impacts shown below are before regulatory account transfers
Reservoir water inflows	100%	79%	79%	+/-1% in hydro generation equals +/- $55 million
Mean gas price	5.58	3.98	3.98	+/-1% equals +/-$0.1 million
(Sumas, $US/MMbtu – BC Hydro forecast based on NYMEX forward selling prices)
Electricity prices (Mid-C, $US/MWh)	87.41	68.30	68.30	+/-1% change in electricity/gas trade income equals +/- $5 million
ICBC	-	-	400
Vehicle growth	1.3%	1.3%	1.4%	+/-1% equals +/-$62 million
Current claims cost percentage change	10.8%	21.4%	25.2%	+/-1% equals +/-$51 million
Unpaid claims balance ($ billions)	10.4	9.6	10.1	+/-1% equals +/-$101 to $108 million
Investment return	2.3%	2.3%	5.3%	+/-1% return equals +/-$173 to $181 million
Loss ratio	87.9%	87.9%	91.1%

34 |	Fall 2024 Economic & Fiscal Update

Updated Financial Forecast

Table 1.15 Material Assumptions – Expense

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Budget Estimate 2024/25	First Quarter Forecast	Fall 2024 Update	2024/25 Sensitivities
Attorney General	877	877	877
New cases filed/processed (# for all courts)	235,000	242,000	242,000	The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.
Crown Proceeding Act (CPA)	25	25	25	The CPA forecast is subject to significant volatility due to the unpredictable nature in the timing and value of court settlements, judgments and accruals of pending litigations.
Children and Family Development	2,121	2,121	2,121
Average children-in-care caseload (#)	4,822	4,837	4,823	The average number of children-in-care is decreasing as a result of ministry efforts to keep children in family settings where safe
Average annual residential cost per child in care ($)	154,040	166,454	168,678	and feasible. The average cost per child in care is projected to increase based on the higher cost of contracted residential services and SHSS
				contracted services, and an increasing acuity of need for children in care. A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by $4.1 million (excluding Indigenous CFS Agencies).
Education and Child Care	9,615	9,615	9,615
Public School Enrolment (# of FTEs)	596,212	614,894	604,347	Updated preliminary forecast enrolment figures for Q2 are based on submissions from school
School age (K–12)	572,954	591,046	580,498	districts of their actual enrolment as at
Continuing Education	786	772	772	September 30, 2024 for the 2024/25 school
Distributed Learning (online)	14,063	13,965	13,965	year and projected enrolment for February
Summer	6,305	7,036	7,036	and May 2025. Projections are based on the
Adults	2,105	2,076	2,076	Ministry of Education and Child Care's enrolment forecasting model.
Emergency Management and
Climate Readiness	116	116	116
Emergency and Disaster Management Act	39	39	39	Emergency disaster relief is unpredictable. There are a number of factors that could impact the timing of delivering recovery projects resulting from the Emergency Events.

Forests	851	1,504	1,386
BC Timber Sales	204	204	204	Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year, then capitalized expenses will also be reduced in that year.
Fire Management	233	886	768	Costs are driven by length of season and severity of weather conditions, severity of fires, proportion of interface fires and size of fires. Costs have ranged from a low of $47 million in 2006 to a high of $1.094 billion in 2023/24 (fire season 2023).

Fall 2024 Economic & Fiscal Update	| 35

Updated Financial Forecast

Table 1.15 Material Assumptions – Expense (continued)

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Budget Estimate 2024/25	First Quarter Forecast	Fall 2024 Update	2024/25 Sensitivities
Health	32,857	32,857	32,857
Pharmacare	1,801	1,801	1,801	A 1% change in PharmaCare utilization or prices affects costs by approximately $15 million.
Medical Services Plan (MSP)	7,609	7,609	7,609	A 1% increase in volume of services provided by fee-for-service physicians and LFP expenditures is approximately $47 million.
Regional Services	23,020	23,020	23,020	A 1% increase in volume of services provided by Health Authorities is estimated to be
				$240 million.
Post-Secondary Education and Future Skills	3,371	3,371	3,371
Student spaces in public institutions	207,882	207,882	207,882	Student enrolments may fluctuate due to a number of factors including economic changes and labour market needs.
Public Safety and Solicitor General	1,084	1,084	1,084
Policing, Victim Services and Corrections	947	947	947	Policing, Victim Services and Corrections costs are sensitive to the volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.
Social Development and Poverty Reduction	5,176	5,176	5,176
Temporary Assistance annual average caseload (#)	53,400	66,290	67,659	The expected to-work caseload is sensitive to fluctuations in economic and employment trends.
				Costs are driven by changes to cost per case and caseload. Cost per case fluctuations result from changes in the needed supports required by clients, as well as caseload composition.
Disability Assistance annual average caseload (#)	125,700	126,083	125,749	The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities. Cost per case fluctuations are driven primarily by earnings exemptions which is dependent on the level of income earned by clients.
Adult Community Living:
Developmental Disabilities Programs Average caseload (#)	25,060	25,100	25,120	The adult community living caseload is sensitive to an aging population and to the level of service required.
Average cost per client ($)
Personal Supports Initiative (PSI)	59,800	61,300	61,300	Cost per case fluctuations are driven by the proportion of clients receiving certain types of services at differing
Average caseload (#)	3,510	3,500	3,510	costs. For example, residential care services are
Average cost per client ($)	16,100	18,100	18,100	significantly more costly than day programs.

36 |	Fall 2024 Economic & Fiscal Update

Updated Financial Forecast

Table 1.15 Material Assumptions – Expense (continued)

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Budget Estimate 2024/25	First Quarter Forecast	Fall 2024 Update	2024/25 Sensitivities
Tax Transfers	3,492	3,501	3,534
Individuals	2,223.0	2,203.0	2,125.0
Climate Action Tax Credit	1,022.0	1,002.0	1,002.0	Tax transfers are now expensed as required under
BC Family Benefit	478.8	478.8	478.8	generally accepted accounting principles.
BC Family Benefit Bonus (temporary increase)*	186.0	186.0	186.0
Renter's Tax Credit	279.0	279.0	279.0
Sales Tax	50.0	50.0	36.8
Small Business Venture Capital	40.0	40.0	30.0
BC Senior's Home Renovation	3.0	3.0	3.0
Other tax transfers to individuals	164.2	164.2	109.4
				Changes in 2023 tax transfers will result in one-time effect (prior-year adjustment) and could result in an
Corporations	1,269.0	1,298.0	1,409.0	additional base change in 2024/25. Production services
Film and Television	162.5	162.5	127.5	tax credit is the most volatile of all tax transfers and is
Production Services Scientific Research & Experimental	746.8	776.3	922.0	influenced by several factors including delay in filing returns and assessment of claims, length of projects
Development	116.3	116.3	116.3	and changes in the exchange rates.
Interactive Digital Media	140.0	140.0	147.5
Mining Exploration	60.0	60.0	60.0
Other tax transfers to corporations	43.4	42.9	35.7
Prior-year adjustment (included above)**
Individuals		-	(70.8)
Corporations		5.8	81.5
2023 Tax-year	2023 Assumptions
Tax Transfers	2,876.0	2,829.0	2,825.0
Individuals	1,578.0	1,531.0	1,462.0
Corporations	1,298.0	1,298.0	1,363.0
Film and Television	160.0	160.0	150.0
Production Services	785.0	785.0	870.0
Scientific Research & Experimental Development	110.0	110.0	110.0
Interactive Digital Media	140.0	140.0	140.0
Other tax transfers to corporations	103.0	103.0	93.0
*BC Family Benefit Bonus is a temporary increase to the BC Family Benefit for the 2024/25 benefit year with payments starting July 2024.
**2024/25 tax transfer forecast incorporates adjustments relating to prior years.
Management of Public Funds and Debt	1,976	2,320	2,313
Interest rates for new provincial borrowing:				Full year impact of MoPD on interest costs of a 1%
Short-term	4.06%	4.30%	4.05%	change in interest rates equals $10.9 million;
Long-term	4.27%	4.42%	4.33%	$100 million increase in debt level equals $4.2 million.
CDN/US exchange rate (cents)	135.1	137.7	136.6
Service delivery agency net spending	9,902	10,063	10,174
School districts	662	696	696
Post-secondary institutions	5,079	5,023	5,059
Health authorities and hospital societies	1,241	1,469	1,583	Agency expenses, net of Provincial funding. These are
BC Transportation Financing Authority	2,270	2,031	1,988	mainly funded through revenue from other sources.
BC Infrastructure Benefits Inc	254	258	227
Other service delivery agencies	396	586	621

Fall 2024 Economic & Fiscal Update	| 37

Updated Financial Forecast

Table 1.16 Full-Time Equivalents (FTEs) 1

	Budget	Updated
	Estimate	Forecast		Actual
	2024/25	2024/25	Change	2023/24
Taxpayer-supported programs and agencies:
Ministries and special offices (CRF)	37,300	38,900	1,600	37,008
Service delivery agencies [2]	9,172	9,217	45	8,666
Total FTEs	46,472	48,117	1,645	45,674

[1]	Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

[2]	Service delivery agency FTE amounts do not include SUCH sector staff employment.

38 |	Fall 2024 Economic & Fiscal Update

PART 2 | ECONOMIC REVIEW AND OUTLOOK 1

Summary

B.C.’s economic outlook has generally evolved in line with expectations in the First Quarterly Report. The province’s economic activity has moderated this year with some sectors showing signs of weakness, specifically lower exports, a softening labour market in recent months, and muted consumer spending along with expectations of slower population growth going forward. Despite ongoing global economic uncertainty, B.C.'s diverse economy is well positioned to withstand ongoing economic challenges.

High interest rates and affordability challenges have continued to dampen home sales while home construction has remained relatively strong. Inflation in B.C. has continued to remain within the Bank of Canada's target range, reaching 2.4 per cent in October; however, shelter and food inflation remain elevated. Despite easing inflation, declining interest rates and strong population growth, consumer spending has remained subdued in 2024 due to falling purchasing power and lower demand. Merchandise exports remain weak, reflecting muted demand from B.C.’s trading partners and lower prices for key commodities.

The Ministry of Finance (Ministry) forecasts economic growth of 0.9 per cent in 2024, followed by growth of 1.9 per cent in 2025 as lower inflation and interest rates increase demand. The Ministry’s outlook for B.C. real GDP matches the private sector average in 2024 and is within the range of private sector forecasters in 2025.

Chart 2.1 Ministry’s Outlook for B.C. Compared to Private Sector

B.C. real GDP (annual per cent change)

Sources: B.C. Ministry of Finance; Private Sector range (low/average/high of Economic Forecast Council subset consisting of BMO, CIBC, National Bank, RBC, Scotiabank and TD).

[1]	Reflects data available as of November 19, 2024, unless otherwise indicated. The economic outlook does not incorporate the federal government’s Immigration Levels Plan that was announced on October 24, 2024. Only immigration policies announced up to September 2024 have been factored into the outlook.

Fall 2024 Economic & Fiscal Update	| 39

Economic Review and Outlook

The main downside risks to B.C.’s outlook include uncertainty regarding immigration levels and population growth, renewed price pressures leading to interest rates remaining elevated for longer, and an extended slowdown in the housing market. Other risks include weaker global demand, climate change impacts, the economic impacts of international geopolitical conflicts and restrictive trade policies, as well as commodity market volatility.

In preparation for Budget 2025, the Minister of Finance will consult with members of the independent Economic Forecast Council to obtain their views on the economic outlook. A revised economic forecast will be developed by the Ministry and published in Budget 2025.

British Columbia Economic Activity and Outlook

Since the First Quarterly Report, B.C.’s economy has experienced weaker than expected growth in some sectors. Year-to-date data shows relatively strong growth in employment, but it has experienced slowing momentum in recent months. Additionally, retail sales have decreased in 2024 as high price levels and interest rates continued to reduce purchasing power. Housing starts have continued to trend downwards but remain above the ten-year historical average. Home sales declined year-to-date despite the Bank of Canada cutting interest rates, while the average home sale price remained positive on a year-to-date basis. Meanwhile, export activity has decreased year-to-date amidst subdued global demand and lower energy prices.

Table 2.1 British Columbia Economic Indicators

	Second Quarter	Third Quarter	Year-to-date
	Apr. to Jun. 2024	Jul. to Sep. 2024	Jan. to Oct. 2024
	change from	change from	change from
All data seasonally adjusted, per cent change	Jan. to Mar. 2024	Apr. to Jun. 2024	Jan. to Oct. 2023
Employment	+0.7	-1.0	+2.1
Manufacturing shipments[1]	+1.5	-0.3	-2.4
Exports[1]	-3.7	-3.8	-2.4
Retail sales[2]	-0.2	-0.4	-0.5
Consumer price index[3]	+2.8	+2.4	+2.6
Housing starts	-9.3	-9.9	-11.0
Residential sales units	+1.9	+1.1	-2.4
Residential average sale price	+1.5	-1.1	+1.4
Non-residential building permits [1]	-0.9	-3.9	-12.0

1 Data to September

2 Data to August

3 Quarterly calculations for CPI are year-over-year, e.g. Second Quarter is Apr. to Jun. 2024 change from Apr. to Jun. 2023

The Ministry’s forecast for B.C. real GDP growth for 2024 has been revised slightly downward to 0.9 per cent from the First Quarterly Report forecast of 1.0 per cent, reflecting a softening labour market and weaker consumer spending. Employment growth is expected to be lower in 2024 and 2025, while the unemployment rate is expected to be higher, in part due to slower immigration. As such, the forecast for real GDP growth in 2025 has been lowered slightly to 1.9 per cent from 2.0 per cent. Nominal GDP growth has been revised down to 3.4 per cent from 3.5 per cent for 2024 and remains unchanged at 4.3 per cent for 2025. The downward revision to nominal GDP in 2024 partly reflects changes in real GDP and slightly lower expected inflation.

40 |	Fall 2024 Economic & Fiscal Update

Economic Review and Outlook

Labour Market

B.C.’s labour market has slowed recently, declining in five of the last six months. Overall, employment grew by 2.1 per cent (+59,700 jobs) year-to-date to October 2024 compared to the same period last year. Full-time employment increased by about 50,700 jobs on a year-to-date basis, while part-time employment increased by about 9,000 jobs. Job growth has occurred in the public sector (+32,100 jobs), private sector (+25,000 jobs) and self-employed (+2,600 jobs).

On an industry basis, year-to-date employment gains were concentrated in the services sector (+61,400 jobs), led by health care and social assistance (+35,600 jobs); information, culture and recreation (+11,000 jobs); and transportation and warehousing (+9,700 jobs). Meanwhile, employment in the goods sector was lower compared to the first ten months of last year (-1,700 jobs), primarily driven by a decline in agriculture (-7,700 jobs).

B.C.’s unemployment rate has increased 0.4 percentage points over the first ten months of this year compared to the same period in 2023. Strong population growth combined with employment growing at a slower rate than the labour force have pushed the unemployment rate up in 2024. B.C.’s unemployment rate was 5.8 per cent in October 2024 and averaged 5.5 per cent year-to-date. Meanwhile, the job vacancy rate continued to decline compared to the first eight months of 2023, reaching 3.6 per cent in August 2024, similar to pre-pandemic levels.

Chart 2.2 B.C. Employment

B.C. employment (thousands, sa)

Sources: Statistics Canada (Labour Force Survey); Haver Analytics

B.C.’s labour force has expanded by 2.5 per cent year-to-date to October 2024, supported by strong population growth, primarily driven by landed immigrants. B.C.’s labour force participation rate averaged 64.7 per cent so far this year, declining by 0.5 percentage points compared to the first ten months of 2023. Participation rates for prime-age workers (25-54 years) have also declined, driven by a fall in the participation rate of female workers. Meanwhile, rates among the 55+ age group remained relatively unchanged.

Fall 2024 Economic & Fiscal Update	| 41

Economic Review and Outlook

Employee compensation (i.e., aggregate wages, salaries, and employers’ social contributions) in B.C. increased by 7.4 per cent year-to-date to June 2024 compared to the same period of 2023. So far this year, the average hourly wage rate in B.C. has increased by 6.0 per cent compared to the first ten months of 2023. On average, wages grew faster than the consumer price index for B.C., which increased by 2.6 per cent over the first ten months of this year.

Outlook

The outlook for B.C.’s labour market has softened due to slower population growth. The Ministry forecasts employment in B.C. to increase by 1.9 per cent in 2024 (approximately +53,000 jobs), followed by annual growth of 0.9 per cent in 2025 (approximately +25,200 jobs).

The province’s unemployment rate is expected to average 5.6 per cent in 2024 and 5.8 per cent in 2025, reflecting slower employment growth.

Employee compensation is expected to rise by 6.9 per cent in 2024, reflecting both strong wage and job growth seen in the first half of 2024. In 2025, compensation is expected to slow but remain relatively strong at 4.6 per cent.

Demographics

On July 1, 2024, B.C.’s population was 5.70 million people, up 3.0 per cent from the same date in 2023. During the January to June period of 2024, the province welcomed 71,229 net migrants, down 21.7 per cent compared to the same period in 2023.

Underlying the decrease in net migration was lower net international migration (from +85,448 persons to +73,681 persons). The decline in net international migration was a result of declines in both the number of net immigrants (from +35,804 persons to +28,372 persons) as well as a decrease in net non-permanent (temporary) residents (from +49,644 persons to +45,309 persons). Despite recent signs of slowing inflows of net international migration, it has remained a driver of strong population growth in B.C.

A decline in net interprovincial migration (from +5,544 persons to -2,452 persons) also contributed to lower net migration flows to B.C. The province continued to experience an outflow of interprovincial migrants over the past four quarters, largely due to migration to Alberta.

Outlook

B.C.’s July 1 population is projected to increase by 0.6 per cent in 2025.

Total net migration is expected to be about 85,600 persons in 2024 and 34,900 persons in 2025. During this period, B.C. is expected to continue to experience a net loss of interprovincial migrants while international migrants are the sole driver of growth in total net migration.

The outlook reflects federal government measures that were introduced up to September 2024 to stabilize the number of temporary residents arriving in Canada. The Ministry's outlook does not incorporate the federal government's Immigration Levels Plan for 2025-2027 that was announced on October 24, 2024, which introduced lower admission targets for the number of new permanent residents it plans to admit each year compared to the previous Immigration Levels Plan. For the first time, the plan also includes admission targets for new international students and temporary foreign workers. The Ministry will reflect the Immigration Levels Plan in the revised economic forecast published in Budget 2025.

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Economic Review and Outlook

Consumer Spending and Inflation

Consumer spending has remained weak as high prices and elevated interest rates softened consumer demand and reduced purchasing power, despite strong support from population growth. Year-to-date to August, B.C.’s nominal retail sales declined by 0.5 per cent, while consumer prices rose by 2.7 per cent, indicating an even lower volume of sales. Year-to-date sales declines were led by lower spending at gasoline stations and fuel vendors (-5.6 per cent) and furniture, home furnishings, electronics and appliances retailers (-6.7 per cent). Partially offsetting these declines was growth in spending at health and personal care retailers (+8.2 per cent) and at general merchandise retailers (+3.3 per cent).

Sales at food services and drinking places in B.C., a component of the service sector, rose by 4.1 per cent year-to-date to August 2024 compared to the same period of 2023, partly due to higher prices.

Chart 2.3 B.C. Retail Sales

High interest rates and elevated prices continue to weigh down consumer sentiment in B.C. The Conference Board of Canada’s consumer confidence index for B.C. was slightly higher in the first ten months of 2024, compared to the same period last year but remained below historical averages. The Bank of Canada’s latest Canadian Survey of Consumer Expectations released in October 2024 finds similar concerns at the national level as consumer sentiment, while improving, remained subdued. Many consumers indicated that high prices and elevated interest rates continue to have a negative impact on their budgets and plan to reduce spending on discretionary items.

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Economic Review and Outlook

Inflation in B.C. increased by 2.4 per cent in October, down from 2.7 per cent a year ago. Overall, inflation averaged 2.6 per cent in the first ten months of 2024, driven by shelter (+6.4 per cent) and food (+3.2 per cent). Shelter inflation has declined in three of the past four months, reaching 5.6 per cent in October. High shelter inflation reflects higher mortgage costs, while strong population growth, homeownership costs and low rental vacancy rates put upward pressure on rents. Food inflation has decelerated from its high of 10.2 per cent in January 2023, increasing by 3.4 per cent in October. Declining prices in clothing and footwear, household operations and furnishings, and gasoline contributed to the slowdown of inflation over the first ten months of 2024.

Chart 2.4 B.C. Inflation

Outlook

Household consumption is expected to ease in the near‑term as the lagged effects of elevated interest rates and affordability challenges moderate consumer demand. The Ministry forecasts real household consumption of goods and services to increase by 2.2 per cent in 2024, followed by 2.3 per cent growth in 2025.

Nominal retail sales are expected to remain flat in 2024 as high interest rates and elevated prices continue to dampen demand. The Ministry forecasts nominal retail sales to increase by 2.9 per cent in 2025, as lower inflation, lower interest rates and relatively strong wage growth restore purchasing power and spur demand.

Consumer price growth is expected to continue its downward trend, but some price pressures, particularly for shelter, are expected to remain elevated in the near‑term. Consumer price inflation in B.C. is forecast to be 2.6 per cent in 2024 and is expected to fall to 2.1 per cent in 2025.

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Economic Review and Outlook

Housing

Housing markets continue to remain subdued in 2024 due to relatively high interest rates, affordability challenges, as well as potential buyers waiting for further rate cuts from the Bank of Canada. Year‑to‑date to October, MLS home sales fell by 2.4 per cent compared to the first ten months of 2023. The decrease was primarily driven by key markets such as Greater Vancouver (-4.2 per cent) and the Fraser Valley (-5.5 per cent). Meanwhile, gains in Victoria (+6.5 per cent) provided some offset to the decline in sales.

Even with softening demand due to affordability challenges, the MLS average home sale price in B.C. has increased so far in 2024. Year‑to‑date to October, the MLS average home sale price was up 1.4 per cent compared to the same period in 2023.

Chart 2.5 B.C. Home Sales and Price

MLS composite benchmark house prices (which incorporates benchmark attributes by dwelling type in each region) increased across some major markets in B.C. on a year-to-date basis. Increases were observed in Vancouver Island (+2.7 per cent) and Greater Vancouver (+1.4 per cent), while prices decreased in the Okanagan Valley (-2.0 per cent), the Fraser Valley (-0.3 per cent) and Victoria (-0.2 per cent).

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Economic Review and Outlook

Chart 2.6 Greater Vancouver HPI Benchmark Price

Despite elevated interest rates, skilled‑labour shortages and increasing construction costs, homebuilding in B.C. has remained resilient. According to the Canada Mortgage and Housing Corporation, B.C. housing starts have been supported by a growing share of rental apartment construction. While housing starts have continued to trend lower in 2024, they remain above the ten‑year historical average. Year‑to‑date to October, housing starts have declined by 11.0 per cent, averaging 44,983 annualized units over this period. Among urban centers, single‑family housing starts fell by 21.9 per cent, while multiples decreased by 9.1 per cent. Among Census Metropolitan Areas (CMA) in B.C., homebuilding declined in Vancouver (-18.1 per cent) and Victoria (-13.6 per cent) over the first ten months of 2024 compared to 2023, while homebuilding was higher in Kelowna (+46.9 per cent), and Abbotsford (+29.1 per cent). Home completions were broadly higher year‑to‑date to October 2024, with increases in Vancouver, Victoria and Kelowna, while Abbotsford experienced a decline.

Residential building permits (a leading indicator of home construction) have experienced volatility while continuing to trend down over the first nine months of 2024. Year‑to‑date to September, the value of residential building permits declined 7.1 per cent compared to the same period of 2023, and the number of residential units permitted fell 8.5 per cent. The value of single‑dwelling permits declined by 13.1 per cent, while multiple‑dwelling permits decreased by 5.6 per cent. Among CMAs, the decrease in the value of residential permits was primarily driven by lower multiple‑dwelling permits in Vancouver and Kelowna.

46 |	Fall 2024 Economic & Fiscal Update

Economic Review and Outlook

Chart 2.7 B.C. Housing Starts

Outlook

The Ministry expects home sales to remain relatively subdued as the impact of high interest rates continues to weigh on the housing market in 2024. The Ministry forecasts unit home sales to decrease by 0.8 per cent in 2024 and then increase by 13.4 per cent in 2025 as interest rate cuts and recent federal mortgage rule changes start to increase demand. The average home sale price is expected to remain relatively flat in 2024, increasing by 0.6 per cent and then by 2.5 per cent in 2025. Putting unit sales and prices together, the total value of home sales is forecast to decrease by 0.3 per cent in 2024 and then increase by 16.2 per cent in 2025.

The Ministry expects B.C. housing starts to total approximately 45,300 units in 2024 and 48,400 units in 2025, below record highs seen in 2023 but above the ten‑year historical average. The high level of housing construction is expected to be supported by private and public sector investment, legislative actions introduced to encourage more homebuilding in the province, and the recently announced federal mortgage rule changes.

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Economic Review and Outlook

Business and Government

Non‑residential permitting declined over the first nine months of this year. The total value of non‑residential building permits fell by 12.0 per cent year‑to‑date to September compared to the same period of 2023. The decline was driven by lower permit issuance for institutional and governmental building (-43.3 per cent). Meanwhile, the value of permit issuance for industrial building (+34.1 per cent) and commercial building (+2.6 per cent) was higher than the first nine months of 2023.

Small business confidence in B.C. remained relatively unchanged so far in 2024 compared to the first ten months of 2023. The Canadian Federation of Independent Business’ 12‑month small business confidence index indicated in their October report that slightly more small business owners were expecting stronger performance over the next year than those expecting weaker performance. In October, respondents across Canada reported that the main limitation to sales or production growth continued to be insufficient demand.

While B.C.’s tourism sector has moderated over the past three months, international travelers entering B.C. rose by 8.6 per cent year‑to‑date to August, averaging 687,619 international travelers per month. The number of U.S. visitors reached a new high in May 2024 but has since declined slightly. Despite recent softening, the number of U.S. visitors has increased by 7.8 per cent year‑to‑date to August 2024 compared to the same period in 2023. Meanwhile, the number of non-U.S. visitors has increased by 11.3 per cent but remained below pre‑pandemic levels.

Outlook

The Ministry forecasts total real investment in B.C. to rise by 2.3 per cent in 2024, supported by strong government capital investment. Total real investment is projected to grow by 5.2 per cent in 2025, as overall economic conditions improve.

In the near‑term, real business investment is projected to decrease by 2.8 per cent in 2024 and then increase by 3.4 per cent in 2025, reflecting high interest rates and the subsequent rebound from interest rate cuts.

Real expenditure on goods and services by all levels of government is forecast to increase by 1.3 per cent in 2024 and then increase by 0.6 per cent in 2025.

The Ministry expects nominal net operating surplus of corporations (an approximation of corporate profits) to decrease by 15.7 per cent in 2024 and by 0.5 per cent in 2025 amid slower domestic and global economic activity.

External Trade and Commodity Markets

Subdued global demand and lower energy prices continued to weigh on B.C.’s merchandise exports. Year‑to‑date to September, the value of B.C. goods exports decreased by 2.4 per cent compared to the same period of 2023. Over the first nine months of 2024, performances across industries have remained mixed with declines primarily driven by exports of energy products (-15.7 per cent). Meanwhile, declines were partially offset by gains in exports of metal ores and non-metallic minerals (+18.7 per cent); forestry products and building and packaging materials (+3.3 per cent); and electronic and electrical equipment and parts (+8.2 per cent).

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Economic Review and Outlook

Merchandise exports to the U.S. accounted for 52.4 per cent of B.C.’s total goods exports in the first nine months of 2024. During this period, goods exports to the U.S. decreased by 6.6 per cent, largely due to a decline in exports of energy products (-32.6 per cent), specifically natural gas. Meanwhile, total goods exports to non‑U.S. destinations increased by 2.8 per cent, led by significant increases in copper as well as coal exports to South Korea and China.

Chart 2.8 B.C. Exports

Similar to merchandise exports, B.C.’s manufacturing shipments decreased by 2.4 per cent year-to-date to September 2024 compared to the same period of 2023, mainly due to reduced shipments of computer and electronic products (-22.0 per cent) and fabricated metal products (-10.3 per cent).

Amid stalling U.S. housing starts and softer demand for lumber, the price of Western spruce‑pine‑fir (SPF) 2x4 lumber has continued to settle close to its historical average so far in 2024, increasing 2.0 per cent in the first ten months of 2024 compared to the same period of 2023 and averaging $404 US/000 board feet.

Oil prices have experienced volatility in recent months with escalating geopolitical conflicts continuing to create oil supply risks and shocks amid softening global oil demand. In the first ten months of 2024, the West Texas Intermediate (WTI) oil price averaged $77.85 per barrel, down 0.4 per cent from the same period of 2023. Meanwhile, the plant inlet price of natural gas fell 62.8 per cent year‑to‑date, averaging $0.68 C/GJ in the first ten months of 2024. The decline in natural gas prices was a result of excess supply from dwindling demand, storage levels nearing capacity, and production ramping up in anticipation of LNG Canada coming online.

The average metallurgical coal price fell by 12.8 per cent year‑to‑date to October 2024 compared to the same period of 2023, along with prices for molybdenum (-17.0 per cent) and lead (-2.4 per cent). Meanwhile, prices increased for gold (+21.0 per cent), silver (+18.8 per cent), copper (+7.6 per cent) and zinc (+2.0 per cent).

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Economic Review and Outlook

Outlook

Real exports of goods and services are forecast to remain flat in 2024 and are expected to rise by 2.4 per cent in 2025. The anticipated production of LNG by LNG Canada by mid‑2025 is expected to give exports a boost in 2025.

The price of lumber is forecast to average $400 US/000 board feet in 2024 and 2025. The plant inlet price for natural gas is expected to average $0.52 C/GJ in 2024/25.

Risks to the Economic Outlook

While remaining resilient, B.C.’s economic outlook is subject to uncertainties surrounding population growth and immigration, interest rates, inflation, as well as disruptions from ongoing geopolitical and climate‑related factors. Some of the upside risks include interest rates easing faster than expected, increased economic activity and productivity from a growing population and a less pronounced slowing of the global economy. Downside risks to B.C.’s economic outlook include the following:

•	uncertainty about immigration levels impacting the supply of labour and consumer spending, potentially exacerbating fluctuations in economic activity;

•	persistent inflation leading to elevated interest rates over a longer period, weighing on consumer spending and business investment;

•	higher mortgage costs and rent reducing affordability and disposable income;

•	aging demographics, slowing population growth, and housing affordability weighing on the supply of labour;

•	severe climate-related events disrupting the lives and livelihoods of British Columbians, destroying productive capital, and impacting economic activity;

•	weaker than expected global economic activity and broader economic challenges in Europe and Asia;

•	lower prices for B.C.’s major commodity exports, such as lumber, pulp, natural gas, copper and coal;

•	geopolitical conflicts and restrictive trade policies weighing on global trade as well as leading to higher commodity prices and inflation;

•	higher volatility in international foreign exchange, stock, and bond markets; and

•	timing of investment, operations and exports related to LNG projects in the province, similar to the risks that exist for other major capital projects.

External Outlook

The economic outlook for B.C.’s major trading partners is largely similar to the outlook in the First Quarterly Report. The U.S. economy has shown persistent strength, Canada's economy has grown moderately but has lagged behind population growth, and China continues to face headwinds from subdued confidence. While the Bank of Canada and the European Central Bank have cut rates multiple times this year to balance falling inflation and encourage economic activity, the U.S. Federal Reserve has been more cautious. Meanwhile, the Bank of Japan has raised interest rates amid a weak yen and higher inflation. While growth is expected to moderate in the U.S. and China next year, it is expected to improve in Canada, the euro zone, and Japan.

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Economic Review and Outlook

United States

The U.S. economy continued a high pace of growth in the third quarter (July to September) of 2024, maintaining a strong economy despite an elevated interest rate environment. U.S. real GDP expanded by an annualized rate of 2.8 per cent in the third quarter, following growth of 3.0 per cent in the second quarter (April to June). Growth in the third quarter was broad-based, driven by increases in consumer spending on goods and services, exports, government spending, and non-residential business investment. GDP growth was partly offset by higher imports, lower inventories, and lower residential investment.

Chart 2.9 U.S. Real GDP

As of October 2024, the U.S. labour market recorded net payroll job gains for 46 consecutive months. On a year-to-date basis, employment was 2.6 million jobs (+1.6 per cent) higher than the same period of the previous year. The unemployment rate was 4.1 per cent in October 2024 and was 0.4 percentage points higher on average in the first ten months of 2024 compared to the same period in 2023. Average hourly earnings increased 4.0 per cent year-to-date to October.

U.S. home sales activity has been subdued so far in 2024 amid elevated interest rates. Year‑to‑date to September 2024, existing home sales were 3.0 per cent lower compared to the same period last year, while new single-family home sales were 3.2 per cent higher. Over the same period, median prices increased 4.3 per cent for existing homes and declined 1.1 per cent for new single‑family homes. U.S. housing starts declined by 3.1 per cent in the first ten months of 2024, reflecting fewer multi‑family starts (-27.7 per cent), while gains in single‑family starts (+9.8 per cent) provided some offset. Similarly, U.S. residential building permits, an indicator of future building activity, declined by 4.0 per cent in the first ten months of 2024 compared to the same period last year.

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Economic Review and Outlook

Chart 2.10 U.S. Housing Starts

Year‑to‑date to October 2024, U.S. retail and food services sales grew 2.3 per cent compared to the same period of 2023. However, these sales, measured in nominal dollars, were somewhat inflated due to elevated prices, and estimates of real retail and food services sales growth were negative over this period. U.S. consumer price index (CPI) inflation has fallen from the highs seen in 2022 but has remained somewhat elevated this year, ranging between 2.4 per cent and 3.5 per cent, and trending towards the U.S. Federal Reserve’s target of 2 per cent. Shelter inflation remains persistent, while energy prices, specifically gasoline, continue to put downward pressure on the CPI. Consumer confidence rebounded in October, reflecting improving consumer optimism in business and labour market conditions, but remained at a relatively subdued level compared to historical averages, and is down on a year-to-date basis.

Outlook

In October 2024, Consensus Economics (Consensus) projected that U.S. real GDP will grow 2.6 per cent in 2024 (0.3 percentage points higher than its July 2024 survey) and 1.8 per cent in 2025 (0.1 percentage points higher than its July 2024 survey).

Table 2.2 U.S. Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2024	2025
	Per cent change in real GDP
B.C. Ministry of Finance	2.6	1.7
Consensus Economics (October 2024*)	2.6	1.8

* Comparable month to B.C. Ministry of Finance forecast.

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Economic Review and Outlook

The U.S. economy has continued its strong performance, but job gains have started to moderate in recent months and the unemployment rate has risen. The U.S. Federal Reserve has begun to lower interest rates on the balance of risks of a slowing economy. It will take time for more accommodative monetary policy to move through the economy, as growth is expected to slow in the second half of 2024 and into 2025. The Ministry projects that U.S. real GDP will grow by 2.6 per cent in 2024 and prudently forecasts growth of 1.7 per cent in 2025.

Chart 2.11 Consensus Outlook for the U.S. in 2024

The chart above represents forecasts for U.S. real GDP growth in 2024 as polled on specific dates. For example, forecasters surveyed on January 9, 2023 had an average 2024 U.S. real GDP growth forecast of 1.1 per cent, while on November 11, 2024 they forecast 2024 U.S. real GDP to grow by 2.7 per cent.

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Economic Review and Outlook

Canada

The Canadian economy grew by 2.1 per cent (annualized) in the second quarter of 2024, following growth of 1.8 per cent in the first quarter (January to March). Real GDP growth in the second quarter was driven from an increase in government spending (+6.0 per cent) and household spending on services (+1.8 per cent), which more than offset a decline in household spending on goods (-1.0 per cent). Business investment (+2.0 per cent) was driven by non‑residential structures and machinery and equipment investment (+11.1 per cent) which more than offset a continued decline in housing investment (-7.3 per cent). Exports of goods and services (-1.8 per cent) were also a drag on growth. Overall, Canada’s real GDP has increased by 0.7 per cent year‑to‑date to the second quarter of 2024 compared to the same period of 2023.

Chart 2.12 Canadian Real GDP

Canadian employment growth slowed in the third quarter of 2024 following steady expansion in the first and second quarter. Year‑to‑date to October, employment was up by 1.7 per cent (+344,000 jobs) compared to the same period of last year. The unemployment rate was 6.5 per cent in October, rising by 0.8 percentage points since January 2024. This reflected the labour force growing at a faster pace than employment, supported by strong immigration, particularly among temporary residents. Year‑to‑date to October, the unemployment rate was 0.9 percentage points higher compared to the first ten months of 2023 and averaged 6.2 per cent. Meanwhile, the unemployment rate for youth (ages 15‑24) increased even higher, rising to 12.8 per cent in October from 10.8 per cent in January 2024. Furthermore, the job vacancy rate continued to decline compared to the first eight months of 2023, reaching 2.9 per cent in August 2024, similar to pre‑pandemic levels.

Canadian home sales continued to be affected by elevated interest rates in 2024. While Canadian home sales increased by 5.0 per cent year‑to‑date to October, they remained at a relatively low level this year. Soft demand and an increase in listings have limited price growth in the first ten months of 2024, resulting in the national average home sale price increasing only 1.3 per cent year‑to‑date to October 2024.

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Economic Review and Outlook

Home construction has faced headwinds from higher borrowing costs and skilled‑labour shortages. Housing starts edged lower by 0.1 per cent year‑to‑date to October compared to the same period of 2023. Among urban centers, multi‑family starts declined by 0.5 per cent year‑to‑date to October, while single‑family starts were up 0.2 per cent over this period. Regionally, home construction activity has been concentrated in Edmonton (+46.9 per cent), Calgary (+23.6 per cent) and Montreal (+11.4 per cent), offset by declines mostly from Toronto (-21.4 per cent) and Vancouver (-18.1 per cent).

Consumer price inflation in Canada has declined since June, reaching 2.0 per cent in October, and has stayed within the Bank of Canada’s target range of 1 to 3 per cent each month of 2024. Despite easing price growth, persistent price pressures remain. In October, shelter prices (+4.8 per cent) contributed the most upward pressure on national inflation. Meanwhile, Canadian nominal retail sales were up only 0.8 per cent year‑to‑date to August compared to the same period last year, while in real terms (which exclude price effects), they were up 0.2 per cent.

Year‑to‑date to September, the value of Canadian merchandise exports increased by 0.8 per cent compared to the same period in 2023, led by higher exports of energy products (+6.2 per cent) and metal and non‑metallic minerals (+6.5 per cent). These gains were partly offset by lower exports of motor vehicles and parts (-6.0 per cent) and farm, fishing and intermediate food products (-8.2 per cent). Meanwhile, year‑to‑date to September, exports of services grew 3.5 per cent, mainly driven by a rise in commercial service exports.

Outlook

In October 2024, the Consensus survey projected Canadian economic growth of 1.1 per cent in 2024, 0.1 percentage points higher from the July 2024 survey. For 2025, Consensus forecasts growth of 1.7 per cent, which is 0.1 percentage points lower than the July 2024 Consensus survey.

Table 2.3 Canadian Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2024	2025
	Per cent change in real GDP
B.C. Ministry of Finance	1.1	1.6
Consensus Economics (October 2024*)	1.1	1.7

* Comparable month to B.C. Ministry of Finance forecast.

The impact of elevated interest rates is expected to continue to weigh on Canada’s economy this year. In their October Monetary Policy Report, the Bank of Canada expected Canadian economic growth to gradually strengthen in 2025, particularly for consumer spending and business investment, as interest rates ease. The Ministry assumes that the Canadian economy will grow by 1.1 per cent in 2024 and prudently projects growth of 1.6 per cent in 2025.

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Economic Review and Outlook

Chart 2.13 Consensus Outlook for Canada in 2024

The chart above represents forecasts for Canadian real GDP growth in 2024 as polled on specific dates. For example, forecasters surveyed on January 9, 2023 had an average 2024 Canadian real GDP growth forecast of 1.6 per cent, while on November 11, 2024 they forecast 2024 Canadian real GDP to grow by 1.1 per cent.

Asia

Challenges persisted in China’s economy in the third quarter of 2024 amid an ongoing property slump and subdued household sentiment. Following annualized growth of 4.1 per cent in the second quarter, China’s real GDP grew by 4.5 per cent in the third quarter of 2024. Despite ongoing fiscal support from the Chinese government, weakness remains in the property sector and in consumer spending, while growth in industrial production and fixed asset investment have provided some strength. Overall, China’s real GDP grew by 4.8 per cent year‑to‑date to the third quarter of 2024 compared to the same period of 2023.

Japan’s economy expanded at an annualized rate of 0.9 per cent in the third quarter of 2024, following 2.2 per cent growth in the second quarter. The expansion in third quarter real GDP was driven by increased household consumption and government spending, while net trade and lower investment detracted from growth. Year‑to‑date to the third quarter of 2024, Japan’s real GDP has declined by 0.6 per cent compared to the same period of 2023. In July, the Bank of Japan raised its benchmark interest rate to its highest level since 2008 in response to rising inflation, and kept it unchanged at this level in October.

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Economic Review and Outlook

Outlook

In October 2024, Consensus forecasted that China real GDP will grow by 4.8 per cent in 2024 (0.1 percentage points lower than its July 2024 survey) and 4.4 per cent in 2025 (unchanged from its July 2024 survey). The Ministry prudently forecasts that China’s economy will expand by 4.7 per cent in 2024, and 4.2 per cent in 2025, reflecting risks from geopolitical and trade tensions, the extended downturn in the property sector, weak consumer spending and domestic confidence, and the timing and impact of fiscal stimulus.

The October 2024 Consensus projects no growth for Japan real GDP in 2024 and 1.2 per cent growth in 2025 (both 0.1 percentage points lower than its July 2024 survey). While consumer spending and the labour market have improved recently, uncertainty remains regarding the trajectory of the economy amid higher interest rates, a weak yen, and rising consumer prices. The Ministry prudently projects that Japan’s economy will slightly contract by 0.1 per cent in 2024, and grow by 1.0 per cent in 2025.

Europe

Euro zone economic growth picked up in the third quarter, growing by 1.5 per cent (annualized), following an expansion of 0.8 per cent in the second quarter. Among the large member states, Spain and France were contributors to the third quarter gain, partly supported by the Summer Olympics, while Germany, Europe’s largest economy, saw a slight increase in growth.

The European Central Bank (ECB) cut rates again on October 17, 2024, the third rate cut this year as inflationary pressures have eased. So far this year, the ECB has cut rates by 75 basis points. As of October 2024, inflation in the euro zone reached 2.0 per cent. Meanwhile, the euro zone’s unemployment rate was at a record low of 6.3 per cent in September.

Outlook

The October 2024 Consensus forecasted that euro zone real GDP will grow by 0.7 per cent in 2024 (unchanged from its July 2024 survey) and 1.2 per cent in 2025 (0.2 percentage points lower than its July 2024 survey). In recognition of the uncertainty in the timing of impacts from more accommodative monetary policy as well as geopolitical risks, the Ministry prudently projects that the euro zone’s economy will grow by 0.6 per cent in 2024 and 1.1 per cent in 2025.

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Economic Review and Outlook

Financial Markets

Interest Rates

The U.S. Federal Reserve (Fed) and the Bank of Canada (BoC) have begun interest rate cuts in response to falling inflation. The BoC started cutting earlier in the year than the Fed, largely reflecting weaker relative economic conditions.

On November 7, 2024, the Fed reduced the federal funds rate by 25 basis points to a target range of 4.50 to 4.75 per cent. This was the second interest rate cut of this year, primarily reflecting the Fed’s view that U.S. inflation has moved substantially toward its 2 per cent target. With inflation staying slightly elevated, the Fed stated that it would adjust its monetary policy stance if risks emerge to sustain its long‑term inflation goal and support maximum employment.

The BoC reduced its overnight rate to 3.75 per cent in its October 23, 2024 interest rate announcement. This was the fourth consecutive rate cut since June. This primarily reflects that inflation has moved into the BoC’s target range and that the Canadian economy continues to be in excess supply. The BoC noted that further rate cuts can be expected if the Canadian economy evolves in line with their expectations.

Chart 2.14 Interest Rate Forecasts

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Economic Review and Outlook

Outlook

The future path of interest rates remains uncertain. However, both the Fed and the BoC have stated that they will adjust interest rates based on economic conditions. Based on the average of six private sector forecasts as of October 9, 2024, the Ministry forecasts that the U.S. federal funds rate will average 5.30 per cent in 2024 and 3.74 per cent in 2025. By comparison, the BoC’s overnight target rate is expected to average 4.59 per cent in 2024 and 2.85 per cent in 2025.

The Canadian three-month Treasury bill interest rate is expected to average 4.46 per cent in 2024 and 2.75 per cent in 2025, according to the same six private sector forecasters. Meanwhile, the 10-year Government of Canada bond rate is assumed to average 3.28 per cent in 2024 and 2.94 per cent in 2025.

Table 2.4 Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2024	2025	2024	2025
BMO	4.46	2.78	3.31	2.85
CIBC	4.45	2.35	3.28	2.96
National Bank	4.41	2.26	3.27	2.51
RBC	4.47	3.12	3.27	2.96
Scotiabank	4.49	3.09	3.31	3.46
TD	4.47	2.90	3.28	2.88
Average (as of October 9, 2024)	4.46	2.75	3.28	2.94

Exchange Rate

During the first ten months of 2024, the Canadian dollar was down 1.0 per cent against the US dollar, averaging 73.4 US cents year‑to‑date compared with an average of 74.2 US cents during the same period of 2023. During the first half of the year, the Canadian dollar experienced a slight decline, primarily influenced by the interest rate and economic activity differentials between the two countries. The Canadian dollar experienced some modest appreciation in the late summer and early fall but has since weakened.

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Economic Review and Outlook

Chart 2.15 Private Sector Expectations for the Canadian Dollar

* Based on the average of private sector forecasts. Fall 2024 Update as of October 9, 2024 and First Quarterly Report 2024 as of July 19, 2024.

Outlook

Based on the average of six private sector forecasters as of October 9, 2024, the Ministry assumes that the Canadian dollar will average 73.5 US cents in 2024 and 73.8 US cents in 2025.

Table 2.5 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Canadian $)	2024	2025
BMO	73.3	73.3
CIBC	73.6	75.1
National Bank	73.4	72.1
RBC	73.4	72.7
Scotiabank	73.6	75.3
TD	73.5	74.0
Average (as of October 9, 2024)	73.5	73.8

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Table 2.6.1 Gross Domestic Product (GDP): British Columbia

			Forecast
	2022	2023	2024	2025
Gross Domestic Product at Market Prices:
– Real (chained 2017 $ billions)	325.4	333.1	336.1	342.6
(% change)	4.0	2.4	0.9	1.9
– Nominal (current prices, $ billions)	395.6	409.9	423.8	442.2
(% change)	10.8	3.6	3.4	4.3
– GDP price deflator (2017 = 100)	121.6	123.1	126.2	129.1
(% change)	6.6	1.2	2.5	2.3
Real GDP per person (chained 2017 $)	60,731	60,218	58,976	59,757
(% change)	1.4	-0.8	-2.1	1.3
Real GDP per employed person
(% change)	0.8	0.8	-1.0	1.0
Components of Real GDP at Market Prices (chained 2017 $ billions)
Household expenditure on goods and services	201.3	204.4	208.9	213.7
(% change)	3.9	1.5	2.2	2.3
– Goods	79.2	79.5	79.6	81.2
(% change)	-1.1	0.3	0.1	2.1
– Services	122.2	125.1	129.5	132.6
(% change)	7.5	2.3	3.5	2.4
NPISH[1] expenditure on goods and services	5.2	5.4	5.6	5.7
(% change)	4.7	4.8	2.6	2.2
Government expenditure on goods and services	61.3	65.6	66.4	66.8
(% change)	3.7	6.9	1.3	0.6
Investment in fixed capital	86.1	87.5	89.5	94.1
(% change)	0.9	1.6	2.3	5.2
Final domestic demand	353.9	362.8	370.3	380.5
(% change)	3.1	2.5	2.1	2.8
Exports of goods and services	120.2	121.8	121.8	124.8
(% change)	5.8	1.4	0.0	2.4
Imports of goods and services	154.3	155.8	159.0	164.0
(% change)	6.7	1.0	2.1	3.1
Inventory change	6.6	5.1	3.4	2.0
Statistical discrepancy	0.2	0.1	0.1	0.1
Real GDP at market prices	325.4	333.1	336.1	342.6
(% change)	4.0	2.4	0.9	1.9

1 Non-profit institutions serving households.

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Table 2.6.2 Selected Nominal Income and Other Indicators: British Columbia

			Forecast
	2022	2023	2024	2025
Compensation of employees[1] ($ millions)	189,272	203,540	217,497	227,545
(% change)	10.0	7.5	6.9	4.6
Household income ($ millions)	325,104	356,097	377,577	393,253
(% change)	6.6	9.5	6.0	4.2
Net operating surplus ($ millions)	53,710	41,160	34,707	34,532
(% change)	7.8	-23.4	-15.7	-0.5
Retail sales ($ millions)	107,889	107,766	107,767	110,922
(% change)	3.1	-0.1	0.0	2.9
Housing starts (units)	46,721	50,490	45,281	48,412
(% change)	-1.9	8.1	-10.3	6.9
Residential sales ($ millions)	80,295	70,948	70,750	82,229
(% change)	-30.1	-11.6	-0.3	16.2
Residential sales (units)	80,521	73,037	72,434	82,122
(% change)	-35.0	-9.3	-0.8	13.4
Residential average sale price ($)	997,193	971,398	976,741	1,001,310
(% change)	7.5	-2.6	0.6	2.5
Consumer price index (2002 = 100)	145.5	151.2	155.2	158.4
(% change)	6.9	3.9	2.6	2.1

1 Domestic basis; wages, salaries and employers' social contributions.

Table 2.6.3 Labour Market Indicators: British Columbia

			Forecast
	2022	2023	2024	2025
Population (thousands at July 1)	5,357	5,532	5,698 [a]	5,733
(% change)	2.5	3.2	3.0	0.6
Net migration (thousands)
–International[1,4]	148.3	189.8	95.7	41.8
–Interprovincial[4]	11.3	-1.2	-10.1	-6.9
– Total	159.7	188.6	85.6	34.9
Labour force population[2] (thousands)	4,426	4,517	4,666	4,708
(% change)	1.7	2.1	3.3	0.9
Labour force (thousands)	2,881	2,944	3,013	3,045
(% change)	1.0	2.2	2.3	1.1
Participation rate[3] (%)	65.1	65.2	64.6	64.7
Employment (thousands)	2,748	2,792	2,845	2,870
(% change)	3.2	1.6	1.9	0.9
Unemployment rate (%)	4.6	5.2	5.6	5.8

1 International migration includes net non-permanent residents and returning emigrants less net temporary residents abroad.

2 The civilian, non-institutionalized population 15 years of age and over.

3 Percentage of the labour force population in the labour force.

4 Components may not sum to total due to rounding.

a Actual

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Table 2.6.4 Major Economic Assumptions

			Forecast
	2022	2023	2024	2025
Real GDP
Canada (chained 2017 $ billions)	2,327	2,356	2,382	2,420
(% change)	3.8	1.2	1.1	1.6
U.S. (chained 2017 US$ billions)	22,035	22,671	23,261	23,656
(% change)	2.5	2.9	2.6	1.7
Japan (chained 2015 Yen trillions)	550	559	559	564
(% change)	1.2	1.7	-0.1	1.0
China (constant 2010 US$ billions)	13,152	13,843	14,493	15,102
(% change)	3.0	5.2	4.7	4.2
Euro zone[1] (chained 2020 Euro billions)	12,777	12,842	12,919	13,061
(% change)	3.6	0.5	0.6	1.1
Industrial production index (% change)
U.S.	3.4	0.2	-0.1	1.1
Japan	0.1	-1.5	-2.7	1.9
China	3.8	4.3	5.0	3.9
Euro zone[1]	2.2	-2.2	-2.6	1.2
Housing starts (thousands)
Canada	262	240	244	240
(% change)	-3.4	-8.2	1.6	-1.6
U.S.	1,553	1,420	1,345	1,400
(% change)	-3.0	-8.5	-5.3	4.1
Japan	860	820	800	800
(% change)	0.4	-4.6	-2.4	0.0
Consumer price index
Canada (2002 = 100)	151.2	157.1	160.9	164.2
(% change)	6.8	3.9	2.4	2.1
Canadian interest rates (%)
3-month treasury bills	2.30	4.81	4.46	2.75
10-year government bonds	2.77	3.36	3.28	2.94
United States interest rates (%)
3-month treasury bills	2.08	5.28	5.15	3.51
10-year government bonds	2.95	3.96	4.08	3.62
Exchange rate (US cents / Canadian $)	76.8	74.1	73.5	73.8
British Columbia goods and services
Export price deflator (% change)	14.4	-5.5	0.2	4.0

[1]	Euro zone (20) is Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia, and Spain.

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Provincial Economic Accounts Update

Statistics Canada released its estimates of provincial annual GDP for 2023 on November 7, 2024.

In 2023, B.C.’s real GDP grew by 2.4 per cent, the fastest among provinces (slightly ahead of Saskatchewan, Alberta, and Prince Edward Island), following an increase of 4.0 per cent in 2022. Overall, the Canadian economy grew by 1.5 per cent in 2023, following a rise of 4.2 per cent in 2022.

Chart 1 – Real GDP in Canadian provinces

Many of B.C.’s real GDP expenditure categories grew in 2023. Growth was led by increases in government spending, household spending on services, and government investment, partly offset by lower residential investment and machinery and equipment investment. Total household consumption of goods and services increased by 1.5 per cent in 2023. The gains were led by a 2.3 per cent increase in household spending on services. Government spending (Federal, Provincial, Local and Aboriginal) rose by 6.9 per cent in 2023. Meanwhile, investment increased by 1.6 per cent in 2023, mainly driven by increases in government investment (+22.4 per cent) and non‑residential investment (+6.2 per cent). Gains in investment were partly offset by lower residential investment (-7.7 per cent) and machinery and equipment investment (-3.0 per cent). Exports of goods and services increased by 1.4 per cent in 2023, slightly outpacing imports of goods and services, which rose by 1.0 per cent.

Chart 2 – B.C. GDP by Expenditure

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Real GDP

Annual growth in B.C.’s real GDP from 2020 to 2023 is illustrated in Chart 3. The latest data incorporates historical revisions back to 2021. B.C.’s real GDP growth for 2021 was revised up to 7.7 per cent from 7.1 per cent, and real GDP growth for 2022 was revised up to 4.0 per cent from 3.8 per cent.

Chart 3 – B.C. real GDP

Nominal GDP

Chart 4 depicts B.C.’s nominal GDP levels in recent years. Nominal GDP increased by $14.3 billion (or +3.6 per cent) in 2023, after increasing by $38.6 billion (or +10.8 per cent) in 2022. Statistics Canada’s latest release also incorporated minor historical revisions to 2021 and 2022 data.

Chart 4 – B.C. nominal GDP

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